Form 10-K, Exhibit 13
period 1995-12-31
SEALRIGHT COMPANY INC
filed 1996-03-29
CIK 712964

EXHIBIT 13

                            SEALRIGHT CO., INC.
                    1995 ANNUAL REPORT TO SHAREHOLDERS


Vision Sealright

The new Sealright and its people will grow and prosper through multifaceted, enduring relationships with leading consumer-products companies worldwide.


Letter to our stockholders

December 14, 1995, marked the birth of the new Sealright.

On that day we introduced a long-range vision of profitable growth, the strategies to realize it, and aggressive goals as measures of success. Then we set in motion a series of dramatic changes:

     We reorganized the company and its management around the needs of our excellent customer base.

     We refocused our resources on key priorities, including innovation, customer service, and market development.

     We began to restructure our supply chain to deliver consistent high quality at the lowest possible cost.

     Perhaps most important, we began to infuse a new energy and sense of confidence in Sealright s ability to lead and succeed.

We did this because you, our stockholders, expect a company that delivers profitable growth and greater value. The new Sealright is committed to delivering what you expect.
The new Sealright was
born of necessity. Upon my arrival as chief executive officer in mid-August, I initiated a comprehensive review of the company's strategy and operations. This review indicated that dramatic changes were needed for Sealright to be successful in the future. The need for change was dictated by two recent developments in the marketplace, which unfortunately led to 1995 being the least profitable year in Sealright's 10-year history as a public company.

First, our customers have become more sophisticated. Today's large consumer-products companies want strong packaging partners who can integrate with their operations on many levels, help them be more efficient, and help them develop and market unique new products.

Second, the competitive environment is more intense. Large customers attract sophisticated suppliers, some willing to accept low margins to buy market share. As a result, Sealright s volumes, prices, and profit margins have been squeezed for several years.

These major changes in the marketplace demanded dramatic changes in Sealright. Even in a time of weakness, Sealright enjoyed many fundamental strengths. But we knew that capitalizing on those strengths would require a clear vision of the future and a new, focused, innovative strategy.

The future begins with a belief in the power of customer partnerships. We expressed that belief in 20 words we call
Vision Sealright: The new Sealright and its people will grow and prosper through multifaceted, enduring relationships with leading consumer-products companies worldwide.

Vision Sealright affirms our commitment to focusing on our customers needs at all times and on meeting and exceeding their expectations.
Vision Sealright recognizes that the new Sealright, its employees, and its stockholders will grow and flourish worldwide with our customers as we help them succeed and profit.

Next, we set aggressive, specific five-year goals to measure our progress toward achieving the vision. The goals call for the new Sealright to post annual sales of more than $400 million in the year 2000 and to be recognized as a leader in specialty packaging and packaging systems. Also, the new Sealright aspires to consistent, profitable growth and to financial returns above the norms of the packaging industry.

The strategic plan introduced December 14 will guide the new Sealright to its goals and its vision. Our new plan dramatically changes the way the company is organized, how we interact with our customers, how we market our products, and how we meet our competition. Providing the framework for long-term success are five strategic initiatives, which we ve labeled customer partnerships, customer service, lowest possible cost, innovation, and teamwork.

The potential power of focusing on these five strategies is demonstrated by the comments from customers and a Sealright employee that accompany this letter. In the instances when we have applied these strategies in the past, we have been successful. In the future, with its new direction, organization, and leadership, Sealright will apply these five strategies
consistently and uniformly   as the typical way we do business
with our customers.

The first strategy is customer partnerships. We intend to build strong, multifaceted partnerships with select consumer-products companies, with emphasis on dairy, food, and beverage marketers. These partnerships will be built on Sealright s core strengths high quality, value-added products, and customer service. The partnerships will be designed to enhance our customers profitability.

Also, the new Sealright will leverage customer partnerships worldwide to establish its international presence. This will result in a growing international business.

To improve our focus on customer partners and their needs, we have unified our divisions and subsidiaries. The distinction between rigid and flexible packaging is no more. Now we
really are one company with one name   Sealright   and with one
symbolic new logo. We have reorganized the entire company into a centralized, functional structure that will make us more effective and more efficient. And we ll interact with customers on many more levels than before.

The cornerstone of that interaction is a fluid new network of sales and marketing teams focused on customers and markets, and especially on key customers with the greatest potential for profitable growth. The goal is a total packaging partnership, and the key is multiple relationships at multiple levels. The members of two new groups, North American Sales and Sealright International, will lead the customer teams to provide the full range of Sealright products and value-added services to our customer partners.

We've also built a new marketing and strategy group to differentiate Sealright from the competition and to channel our resources for maximum return. Marketing will set the direction to leverage our core capabilities in areas where we can provide unique advantages to the marketplace. The marketing group will interact with customers marketing people, study changes in consumer trends and needs, and provide strategy and direction for our research and development efforts.

The new organizational structure also supports our second strategy: leveraging world-class customer service to achieve competitive advantage. To help us deliver world-class service, we have centralized and unified the customer service organization.
This group will report directly to me. It will focus on developing a better understanding of customer needs and on rapidly finding solutions to customer problems.

Crucial to the success of our customer-service strategy is a totally new information system. Sealright hired its first chief information officer in December to lead a $7 million program that will improve our electronic communication with customers and solidify our partnerships. It also will provide broader access to critical information and enhance teamwork and decision-making. These advances will allow us to be industry leaders in customer service, a significant competitive advantage.

The new Sealright now has a totally reorganized supply chain to support our third strategy: delivering consistent high quality at the lowest possible cost. We have centralized the responsibility for all purchasing, quality, and manufacturing operations to leverage our scale and capabilities. We are scrutinizing our products and processes for improvements in quality and cost, streamlining our production and staffing, and consolidating and closing facilities. We intend to reduce our work force by 12 percent. We have announced specific plans to consolidate three paperboard-packaging plants into two and to move our engineering, research, and corporate headquarters to the DeSoto, Kansas, building. We intend to consolidate more facilities in 1996. Centralizing such functions as sales, customer service, human resources, and finance and accounting will improve efficiency, too.

Our strategic restructuring to deliver high quality at the lowest possible cost directly addresses changing marketplace dynamics.
It positions the new Sealright to provide the best solution, the best service, and the best value.

The 1995 pretax cost of supply-chain consolidation and other restructuring was $16.9 million. Smaller restructuring-related expenses will occur during 1996 and to a limited extent in 1997. We expect the restructuring to begin to benefit net income during 1997. By 1998, we expect to realize a full annual savings of about $11 million from the restructuring.
The new strategic plan
focuses resources on our fourth strategy:
innovation. Sealright has a brilliant history of packaging
 firsts and a rich tradition of innovation. Our new structure and direction will help Sealright rekindle that spirit. We will once again be the packaging expert in select product categories.

Our customer partnerships, customer-specific sales teams, and the new marketing and strategy group will keep us focused on the needs of customers and markets. That improved market intelligence will help us deliver what customers require today and anticipate what they are likely to need tomorrow. Armed with that knowledge, our research and development organization will focus on engineering advancements in machinery systems and on developing new packaging solutions through combinations of paperboard, plastic, and flexible materials.

Finally, our fifth strategy, teamwork, will focus on building and leveraging a team-oriented, empowered culture. The bold and aggressive changes launched in 1995 will require exceptional leadership and exceptional teamwork from Sealright s talented people. Success depends on communication, cooperation, and a singular focus on our customers.

We took immediate qteps to unify the new Sealright through a new organizational structure and a new executive leadership team. Our new organization defines specific new roles to capitalize on Sealright s many talented people. To complement their strengths, we have selectively recruited individuals who bring new skills to the company.

To ensure that the entire company shares the appropriate focus, we redesigned our compensation and incentive systems to reward superior performance consistent with increased shareholder value. In addition, we implemented a companywide benefit plan that will increase employee stock ownership.

I'm proud to report that our people are responding magnificently to the challenge of creating the new Sealright. I'm personally excited about their eagerness for change and their dedication to our new direction. This team spirit and commitment will be vital during 1996 as we refocus the company on our new vision and goals. The transition will be difficult, but we now can see the future. I believe our best days lie ahead. I'm convinced the new Sealright will deliver the consistent, profitable growth that you, our shareholders, deserve.

(sig)

Charles F. Marcy
President and Chief Executive Officer

Testimonials



Build strong partnerships with select customers . . .

William R. Oldenburg
Dreyer's Grand Ice Cream, Inc.


 When Dreyer's decided to introduce new packaging graphics, we turned to Sealright to help us manage the process. Working in close partnership with us, Sealright has done an outstanding job of taking on this responsibility and truly earning our respect for owning our 1996 package-graphics conversion. This is a situation where we have certainly blurred the boundaries that would normally exist between Dreyer's and a supplier.

Develop innovative new packaging solutions . . .

Greg Fields
Coca-Cola Amatil (Australia)


 Sealright s glossy flexible-film bottle labels will bring a new look to soft drinks Down Under. From the marketing standpoint, they'll add a lot to our packaging. We re introducing them clear across our entire range, from 3-litre down to 500-ml bottles, in all of Australia and possibly other markets in the future. We re the largest bottler down here, and these poly labels demonstrate our leadership.

Deliver consistent quality at the lowest possible cost . . .

Dana Studebaker
Dr Pepper/Cadbury Beverages North America


 Sealright s Jotto system for computer-generated printing is a very inexpensive way for us to distribute a promotional game to the consumer. It s more cost effective than other on-pack promotions and much more flexible, too. When we run a promotion, we certainly want to distribute it at the lowest possible cost, and Jotto labels deliver, whether the promotion is very simple or complex. We are not able to get this value and flexibility from anyone else.

Achieve world-class customer service . . .

Jim Hatfield
Turkey Hill Dairy, Inc.

 We cannot afford to miss a beat in the marketplace, and we depend heavily on Sealright. We see Sealright more or less as an extension of ourselves. Their service is a key element in the success of the Turkey Hill production forecasting and planning system. We use electronic data interchange to communicate our long-range needs, then we continually communicate on each other's production schedules and inventory levels. The process finally comes to fruition in a true just-in-time fashion for delivery at very exact times.

Create a team-oriented, empowered culture . . .

Dana Simon
Sealright Fulton

 Working on continuous-improvement focus teams is the best thing that ever happened to me in the 20 years I ve worked here. The management and the hourly people are involved together, and I m pretty proud of that. We get results, too. My first team generated ideas that saved $240,000 annually. And the teamwork is contagious. It helps people be more conscientious about their job or their areas.

Corporate profile

Sealright designs and manufactures packaging and packaging systems for select consumer-products companies worldwide. A leader in round paperboard container systems, Sealright is the largest supplier of frozen dairy dessert packaging in North America. The company also produces paperboard and plastic containers and flexible packaging, labeling, and label-application equipment for dairy, food, and beverage markets.

____________________________________________________________________

               (Dollar amounts in millions except per share data)

As of and For the Years Ended December 31,      1995    1994      %Change
      Net Sales                               $294.3   $295.1       (0.3)%
      Operating Income (Loss)                   (4.4)    25.6     (117.2)
      Net Income (Loss)                         (5.7)    13.3     (142.9)

Earnings (Loss) Per Share                     $(0.52)   $1.20     (143.3)

      Total Assets                            $228.1   $241.4       (5.5)
      Working Capital                           40.8     39.9       (3.5)
      Stockholders' Equity                     102.0    112.9       (9.7)
      Capital Expenditures                      21.3     44.4      (52.0)%

=====================================================================

FINANCIAL INFORMATION
(In thousands, except per share data)
FIVE-YEAR SUMMARY
For the Years
 Ended December 31,           1995      1994      1993     1992     1991
INCOME STATEMENT DATA
Net sales                   $294,323  $295,069  $275,665 $263,778  $258,349
Cost of Sales                242,343   230,306   216,294  198,476   195,853
Gross Profit                  51,980    64,763    59,371   65,302    62,496
SG&A Expense                  38,035    37,523    34,750   32,344    29,918
Other Expense                  1,452     1,671     1,830    1,650     1,303
Facility Write-Down             -         -         -       1,586      -
Restructuring Expense         16,875      -         -        -         -
Operating Income(Loss)        (4,382)   25,569    22,791    29,722   31,275
Interest Expense               5,017     3,218     3,648    2,844     3,730
Income(Loss)before
 cumulative effect of
 accounting changes,
 taxes and extraordinary
 loss                         (9,399)  22,351     19,143   26,878    27,545

Tax Provision (Benefit)       (3,765)   9,016      8,058   10,735    11,624

Income (Loss) before
 cumulative effect of
 accounting changes and
 extraordinary loss           (5,634)  13,335     11,085   16,143    15,921

Cumulative effect of
  accounting changes             -         -         -     (2,416)     -

Extraordinary Loss
 (net of tax)                    (94)     -          -        -         -

Net Income (Loss)            $(5,728) $13,335   $ 11,085 $ 13,727  $ 15,921


COMMON SHARE DATA
Earnings(Loss)per share      $ (0.51) $  1.20   $   1.00 $   1.24  $    1.44
  before extraordinary expense
Extraordinary Expense
  per share                  $ (0.01)      -         -        -         -
Earnings(Loss) per share     $ (0.52) $  1.20   $   1.00  $  1.24  $    1.44
Dividends per share          $   .48  $   .46   $    .445  $   .41 $     .37
Average shares outstanding  11,083     11,075     11,075   11,090     11,058
Common shares outstanding
  at year-end                 11,072    11,063    11,063   11,059     11,058
Book Value per share           $9.20    $10.20     $9.46    $8.90      $8.07
Ending market price
  per share                  $11 1/8   $18 1/4   $15 1/4  $   22    $ 20 1/2

BALANCE SHEET DATA*
                              1995      1994      1993     1992      1991

Net Working Capital         $ 40,845  $ 39,860  $ 44,335 $ 37,090  $ 33,072
Net Property, Plant
 & Equipment                 142,303   148,548   120,297  108,505    88,963
Total Assets                 228,097   241,374   214,555  191,663   160,581
Total Debt                    83,600    80,726    68,895   56,648    44,676
Stockholders' Equity         102,016   112,892   104,647   98,429    89,217
Current Ratio                    2.4       2.1       2.5      2.4        2.6
Total Debt to
 Capital Ratio                  45.0%    41.7%      39.8%    36.6%      33.5%

OTHER DATA
Depreciation and
  Amortization Expense       $19,850   $17,561   $15,653  $13,386    $11,324
Capital Expenditures          21,311    44,378    26,288   16,521     18,427
Dividends Paid                 5,313     5,090     4,922    4,534      4,090
Average Number of
  Employees                    1,909     1,959     1,937    1,746      1,793

RESULTS OF OPERATIONS*

Percentage of Net Sales
 Years Ended December 31,   1995    1994      1993      1992       1991



   Net sales               100.0%  100.0%    100.0%    100.0%     100.0%
   Cost of sales            82.3    78.1      78.5      75.2       75.8
   Gross Margin             17.7    21.9      21.5      24.8       24.2
   Selling, general and
     administrative
     expenses               12.9    12.7      12.6      12.3       11.6

   Other Expense              .5      .6        .7        .6         .5
   Restructuring Expense     5.7      -         -         -          -
   Operating Profit (Loss)  (1.5)    8.7       8.3      11.3       12.1
   Interest Expense          1.7     1.1       1.3       1.1        1.4
   Income (Loss)before taxes(3.2)    7.6       6.9      10.2       10.7
   Tax Provision (Benefit)  (1.3)    3.1       2.9       4.1        4.5
   Net Income (Loss)        (1.9)%   4.5%      4.0%      5.2%       6.2%

* 1994-1991 have been restated to conform to the 1995 presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS

1995 Compared with 1994

The Company recorded net sales of $294.3 million for 1995, a decrease of $.8 million, or .3%, from 1994. The decline in revenue is due to decreased unit volume, lost business, and pricing pressure.

Gross profit for 1995 was $52.0 million, reflecting a $12.8 million, or 19.8%, decline from 1994. The considerable erosion of gross margin, which declined 4.2 percentage points from 21.9% to 17.7%, resulted from lower volume, competitive pricing and increased raw material costs. Unit volume was below 1994 levels due to customers' reducing inventory purchased prior to early 1995 price increases. As a result, lower volume reduced fixed overhead coverage. Pricing pressure remained intense in the rigid paperboard and plastics markets as competitors vie for Sealright's market share. The Company experienced a margin squeeze early in the year as raw material costs increased faster than the Company's ability to pass on increases.

Selling, general, and administrative expenses increased 1.4% from 1994, or $0.5 million. One-time restructuring-related charges accounted for the increase. The Company did not pay any management performance-related bonuses during 1995.

In December, 1995, the Company recorded a $16.875 million charge to cover costs associated with a Company-wide facility consolidation and reorganization. The program calls for closing several Company-owned facilities, reducing the Company's workforce by 12%, and realigning management along functional lines as opposed to geographic profit centers. Interest expense for 1995 was $5.0 million, or 55.9% higher than 1994. The large increase in interest expense resulted from a 45.1% reduction, or $0.9 million, in capitalized interest over 1994. The Company capitalized considerably more interest in 1994 associated with the construction of its DeSoto, Kansas manufacturing facility. The Company's level of indebtedness increased 3.6% since 1994 and the interest rate on the Company's debt portfolio remained flat.

Due to the taxable loss for 1995, an income tax benefit has been provided at a 40.1% effective tax rate. The Company recorded a tax provision based on a 40.3% effective tax rate during 1994.


1994 Compared with 1993

Net sales for 1994 totaled $295.1 million, representing an increase of $19.4 million, or 7.0%, over net sales of $275.7 million in 1993.

Gross profit for 1994 increased by $5.4 million, or 9.1%, to $64.8 million, or 21.9% of net sales, compared with $59.4 million, or 21.5% of net sales in 1993. The modest increase in gross profit percentage was primarily due to an increase in volume, which resulted in greater absorption of fixed cost as well as continuous improvement and other productivity efforts throughout the year.

Selling, general and administrative expenses for 1994 were $37.5 million, or 12.7% of net sales, compared with $34.8 million, or 12.6% of net sales, in 1993. Overall selling, general and administrative expenses were controlled, with the net increase of $2.8 million primarily attributable to non-recurring Nutrition Labeling Education Act related expenses of $1.1 million; increased costs of employee retirement benefits of $.6 million; and officers' and key employee bonuses under the incentive compensation plan and long-term incentive plan of $1.4 million. The effect of these increases was reduced by a decrease in other selling, general and administrative expenses.

Interest expense for 1994 compared with 1993 decreased $0.4 million, or 11.8%. While total borrowings increased, the average interest rate decreased slightly. However, capitalized interest was significantly increased due primarily to the construction of the DeSoto manufacturing facility. Total interest expense for 1994 was $3.2 million, net of capitalized interest of $2.0 million.

Income tax expense for 1994 was provided at a 40.3% effective tax rate, based upon the taxable income of the Company, compared with 42.1% in 1993.



LIQUIDITY AND CAPITAL RESOURCES

The Company's primary source of liquidity is internally generated funds. Cash provided by operating activities during 1995 was $28.4 million, an increase of $2.7 million from 1994. The increase in cash from operating activities resulted from a concerted effort to reduce accounts receivable and inventory. Seasonal working capital needs and temporary financing for capital expenditures are provided by a bank credit agreement.


The Company invested $21.3 million in capital expenditures during 1995 which reflects a significant reduction from the $44.4 million of expenditures made during 1994 when the Company constructed its facility in DeSoto, Kansas. Capital investments made during 1995 were primarily for improved product quality and cost savings projects. Capital expenditures for 1996 will be concentrated on a state-of-the-art management information system, restructuring-related expenditures, and cost savings initiatives.

During the fourth quarter of 1995, the Company obtained a $75 million uncommitted shelf credit facility and issued $30 million of 15-year senior notes with a fixed-rate coupon of 7.09% under this facility. Proceeds from the note issuance were used to reduce outstanding borrowings on the Company's bank credit agreement as well as extinguish $1.85 million in industrial revenue bonds. At December 31, 1995 the Company had a $30 million bank credit agreement with no outstanding borrowings. The Company is required to maintain various financial ratios in conjunction with its debt agreements. As a result of the fourth quarter restructuring charge, the Company would have violated the fixed charge coverage covenant of its existing senior loan agreements. The Company was granted a temporary modification and was in compliance at year-end 1995.

At December 31, 1995, the Company had total debt obligations of $83.6 million, reflecting an increase of $2.9 million since year-end 1994. The entire debt portfolio is comprised of fixed-rate obligations with a weighted average interest rate of 7.2%. The Company anticipates that its operating cash flow and amounts available under the bank credit agreement will be adequate to fund capital expenditures and working capital requirements during 1996.

CONSOLIDATED BALANCE SHEETS (In thousands)

As of December 31,                                 1995          1994


ASSETS
CURRENT ASSETS
Cash and equivalents                             $  6,017      $  1,057
Accounts receivable, less allowance
  for doubtful accounts of $408
  in 1995 and $300 in 1994                         22,591        25,281
Inventories (Note 1)                               39,848        46,969
Deferred tax asset (Note 2)                           190           --
Other current assets                                2,449         2,003
Total current assets                               71,095        75,310

PROPERTY, PLANT AND EQUIPMENT (Note 1)
Land                                                7,984         8,027
Buildings and improvements                         45,022        51,105
Machinery and equipment                           174,386       161,609
Furniture and fixtures                             12,673        11,492
     Property, plant and equipment, gross         240,065       232,233
Less--Accumulated depreciation                     97,762        83,685

Property, plant and equipment, net                142,303       148,548

OTHER ASSETS
Goodwill, net (Note 1)                              6,121         6,541

Other Intangibles, net (Note 1)                     5,994         7,855

Prepaid Pension (Note 5)                            2,584         3,120

Total other assets                                 14,699        17,516
Total assets                                     $228,097      $241,374

===========================================================================
The accompanying notes are an integral part of these balance sheets.

As of December 31,                                  1995          1994

LIABILITIES AND STOCKHOLDERS' EQUITY (In thousands)
CURRENT LIABILITIES
Current portion of long-term debt (Note 3)       $  6,200      $  6,633
Accounts payable                                   12,874        15,929
Accrued vacation                                    3,253         3,306
Accrued workers' compensation reserve               2,675         2,473
Deferred income taxes (Note 2)                        -           1,684
Restructuring liability-current (Note 8)            3,259           -
Other accrued liabilities                           1,989         5,425
Total current liabilities                          30,250        35,450

RESTRUCTURING LIABILITY (Note 8)                    1,105          -

LONG-TERM DEBT (Note 3)                            77,400        74,093

POSTRETIREMENT BENEFIT LIABILITY (Note 6)           2,241         2,215

PENSION LIABILITY (Note 5)                            917           512

DEFERRED INCOME TAXES (Note 2)                     14,168        16,212

COMMITMENTS (Note 4)                                  -             -

Total Liabilities                                $126,081      $128,482

STOCKHOLDERS' EQUITY (Notes 1 and 7)
Common stock, par value $.10
   Shares authorized: 20,000,000;
   Shares issued and outstanding:
     11,071,991 and 11,063,127 at
     December 31, 1995 and
     1994, respectively                             1,107         1,106
Additional paid-in capital                         14,911        14,747
Retained earnings                                  85,998        97,039
Total stockholders' equity                        102,016       112,892
Total liabilities and stockholders' equity       $228,097      $241,374

========================================================================

The accompanying notes are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF INCOME (In thousands)


For the Years Ended December 31,           1995       1994       1993
NET SALES (Note 1)                       $294,323   $295,069   $275,665
COST OF SALES                             242,343    230,306    216,294

    Gross profit                           51,980     64,763     59,371

SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES                  38,035     37,523     34,750

OTHER EXPENSE                               1,452      1,671      1,830

RESTRUCTURING EXPENSE (Note 8)             16,875       -          -

    Operating income (loss)                (4,382)    25,569     22,791

INTEREST EXPENSE (Notes 1 and 3)            5,017      3,218      3,648

Income (loss) before taxes and
  extraordinary loss                       (9,399)    22,351     19,143

TAX PROVISION (BENEFIT) (Note 2)           (3,765)     9,016      8,058

Income (loss) before
  extraordinary loss                       (5,634)    13,335     11,085

EXTRAORDINARY LOSS, NET
  OF TAX (Note 9)                             (94)       -          -

Net income (loss)                        $ (5,728)  $ 13,335   $ 11,085


========================================================================

NET INCOME (LOSS) PER SHARE (Note 1)     $  (0.52)  $   1.20   $   1.00


=======================================================================
The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (In thousands)



                                             Additional
                           Common   No. of   Paid-In    Retained
                           Stock    Shares   Capital    Earnings   Total



BALANCE, December 31, 1992 $1,106    11,059  $14,692  $82,631  $ 98,429
  Net income                  --        --       --    11,085    11,085
  Exercise of stock options
    (Note 7)                   *          4       55       --        55
  Dividends paid ($0.445
    per share)                --        --       --    (4,922)    (4,922)

BALANCE, December 31, 1993 $1,106    11,063  $14,747  $88,794  $104,647
  Net income                  --        --       --     13,335    13,335
  Dividends paid ($0.46
    per share)                --        --       --    (5,090)   (5,090)

BALANCE, December 31, 1994 $1,106    11,063  $14,747  $97,039  $112,892
  Net loss                    --        --       --    (5,728)   (5,728)
  Exercise of stock options
    (Note 7)                    1        9       164      --        165
  Dividends paid ($0.48
     per share)               --       --       --     (5,313)    (5,313)

BALANCE, December 31, 1995 $1,107    11,072  $14,911  $85,998  $102,016
========================================================================

*Par value of common stock issued rounds to less than $1,000.

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (NOTE 1) (In thousands)

For the Years Ended December 31,                   1995     1994     1993
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                 $(5,728) $13,335  $11,085
  Adjustments to reconcile net income (loss) to
     net cash provided by operating activities:
       Depreciation & amortization                 19,850   17,561   15,653
       Deferred tax provision (benefit)            (5,410)   1,245    2,699
       LIFO provision (benefit)                     1,111     (243)     710
       Loss (gain) from disposal of equipment         183      (12)      77
       Restructuring Expense                       16,875      -       -
       Restructuring Cash Paid in 1995               (328)     -       -
       Extraordinary Expense                           94      -       -
       Changes in assets and liabilities,
        exclusive of restructuring impact
         Accounts receivable, net                   2,690   (6,887)   1,396
         Inventories                                3,676   (6,752)  (1,315)
         Accounts payable                          (3,055)   3,684    2,230
         Other                                     (1,571)   3,783   (3,987)
            Total adjustments                      34,115   12,379   17,463

NET CASH PROVIDED BY OPERATING ACTIVITIES          28,387   25,714   28,548

CASH FLOWS FROM INVESTING ACTIVITIES
   Capital expenditures                           (21,311) (44,378) (26,288)
   Proceeds from disposal of equipment                158      237       38
   Short-term investments                             -     10,500  (10,500)

NET CASH USED IN INVESTING ACTIVITIES             (21,153) (33,641) (36,750)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Net borrowing (repayment) under bank
      credit agreement (Note 3)                   (18,500)  18,500  (17,000)
    Private placement financing (Note 3)           30,000     -      35,000
    Principal repayments (Note 3)                  (8,626)  (6,715)  (5,719)
    Dividends paid                                 (5,313)  (5,090)  (4,922)
    Proceeds from exercise of stock
      options (Note 7)                                165      -         55
    Other                                             -        -       (228)
NET CASH PROVIDED BY (USED IN) FINANCING
    ACTIVITIES                                     (2,274)   6,695     7,186
Net increase (decrease) in cash                    $4,960  $(1,232)  $(1,016)

CASH AND EQUIVALENTS, Beginning of Year           $ 1,057  $ 2,289   $ 3,305
CASH AND EQUIVALENTS, End of Year                 $ 6,017  $ 1,057   $ 2,289
==========================================================================

The accompanying notes are an integral part of these statements.


Supplemental cash flow information (in thousands):

Cash paid during the year for--                     1995     1994      1993
Interest (net of amount capitalized)              $ 4,902  $ 3,303   $ 3,730
Income Taxes                                        1,806    7,013     5,903


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Business Activities--Sealright Co., Inc. (the Company) serves the food industry by providing container components and production systems for packaging food, primarily in round paperboard containers and, to a lesser extent, in round plastic containers. Approximately 47% of the Company's 1995 sales were accounted for by paperboard container sales to frozen dessert producers. In addition to sales in the dairy industry, the Company manufactures packaging films, supplies flexible packaging, labeling and label-application equipment. These financial statements have been prepared in conformity with generally accepted accounting principles and include amounts based on management's estimates. The balances in the reserve for obsolete inventories, restructuring reserve, allowance for doubtful accounts, insurance reserves and other minor accounts are based on management's estimates and historical experience and are subject to change as new facts come to light.

b. Principles of Consolidation--The consolidated financial statements include the accounts of the Company's wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

c. Inventories--Inventories are stated at the lower of cost or market. Finished products, work in process and raw material inventories are carried at last-in, first-out (LIFO) cost. Certain machine parts and supplies inventories are carried at average cost, while others are carried at first-in, first-out (FIFO) cost. Inventories include the cost of material, labor and factory overhead required in the production of the Company's products. Inventories at December 31 of each year were:

(In thousands)                                   1995            1994

Inventories carried on LIFO basis
     Raw materials                             $13,395         $15,139
     Work in process                             9,163           7,986
     Finished goods                             12,714          17,139
        Total FIFO basis                        35,272          40,264

     FIFO basis in excess of LIFO basis         (1,466)           (355)
        Total LIFO basis                        33,806          39,909
Inventories carried on average cost
     or FIFO basis                               6,042           7,060
             Total                             $39,848         $46,969

During 1995, the Company liquidated certain LIFO inventories that were carried at lower costs prevailing in prior years. The effect on net loss of this liquidation was not significant.
d. Property, Plant and Equipment--Property, plant and equipment has been recorded at cost and such assets are being depreciated over their estimated useful lives using the straight-line method. The estimated useful lives are as follows:

                    Buildings and improvements      5 to 45 years
                    Machinery and equipment         3 to 15 years
                    Furniture and fixtures          3 to  8 years

Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired are removed from the accounts, and any resulting gains or losses are reflected in current income.

The Company manufactures and leases equipment to its customers under operating leases which may be cancelled by either the Company or customer. This equipment has been recorded at cost, and classified as machinery and equipment.

e. Interest Capitalization -- Interest capitalized on construction of buildings, machinery and equipment was $1,121,000, $2,041,000 and $774,000 in 1995, 1994 and 1993, respectively. Building and equipment under construction at December 31, 1995, 1994 and 1993 was $7,092,000,
$30,069,000 and $14,892,000, respectively.

f. Goodwill -- Excess of purchase price over fair value of net assets acquired was recorded in connection with the acquisition of Indopak in 1986, Jaite Packaging, Inc. in 1990, and Venture Packaging, Inc. in 1992, and is being amortized ratably over 20, 30 and 20 years, respectively. Accumulated amortization is $3,208,000 and $2,788,000, as of December 31, 1995 and 1994, respectively. The related amortization expense charged to operations during the years ended December 31, 1995, 1994 and 1993 was $420,000, $455,000 and $386,000, respectively.

g. Other Intangible Assets -- At December 31, 1995, other intangible assets consisted primarily of covenants not to compete, customer lists and work forces associated with the Company's acquisitions. These assets are being amortized over the respective remaining lives of the assets, ranging from three to 20 years. Accumulated amortization on these assets totaled $5,673,000 and $4,501,000 at December 31, 1995 and 1994, respectively.
The related amortization expense charged to operations during the years ended December 31, 1995, 1994 and 1993 was $1,179,000, $1,148,000 and
$1,394,000, respectively.

h. Research and Development--Research and development costs are charged to expense as incurred and amounted to $6,032,000, $5,644,000 and $5,702,000, in 1995, 1994 and 1993, respectively.

i. Earnings Per Share--Earnings per share has been calculated based on the weighted average number of common and common stock equivalent shares outstanding, 11,083,000, 11,075,000 and 11,075,000 in 1995, 1994 and 1993,
respectively.

j. Revenue Recognition--Revenue from sales of packages and containers is recognized at the time ownership of the product is transferred to the customer. Revenue from operating leases of packaging equipment is recognized monthly in accordance with the terms of the respective leases.

Revenues pertaining to operating leases are included in net sales and amounted to $4,489,000, $4,670,000 and $4,206,000 for the years ended
December 31, 1995, 1994 and 1993, respectively.

k. Foreign Operations -- Assets and liabilities related to foreign operations are translated at the exchange rate as of the balance sheet date. All revenue and expense accounts are translated at a weighted-average of exchange rates in effect during the year. Translation adjustments are recorded as a separate component of equity, which was immaterial at December 31, 1995.

l. The Company is a party to various legal and environmental matters incidental to its business. In the opinion of management, these matters will not have a material impact on the Company's consolidated financial position.

m. Certain reclassifications have been made to the 1993 and 1994 Consolidated Financial Statements to conform to the 1995 presentation.

n. New Accounting Pronouncements -- The Financial Accounting Standards Board has issued SFAS No. 121, "Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of". This new standard provides a framework for evaluating the reliability of the Company's investments in long-lived assets and adoption of this standard is required in 1996. At this time, the Company does not anticipate adoption of the standard will have a material impact on its financial position. The Financial Accounting Standards Board also issued SFAS No. 123, "Accounting for stock based compensation" and adoption of this standard is required in 1996. Under the new standard, the Company must either change its method of computing the compensation expense associated with the issuance of stock options or make proforma disclosures based on the new computation method. At this time, the Company anticipates adopting the standard by making the proforma disclosures.

o.   The carrying value of the Company's debt approximates fair value.

2  INCOME TAXES


The provision for income taxes includes the following (in thousands):


For the Years ended December 31,                   1995    1994     1993
Current
    Federal                                      $ 1,305  $6,584   $4,340
    State and local                                  277   1,187    1,019
      Total current tax provision                  1,582   7,771    5,359

Deferred
    Federal                                       (4,978)  1,025    2,465
    State and local                                 (432)    220      234
      Total deferred tax provision (benefit)      (5,410)  1,245    2,699

Total Tax Provision (Benefit)                    $(3,828) $9,016   $8,058

    Tax benefit related to loss before
      extraordinary loss                          (3,765)    -        -
    Tax benefit of extraordinary loss                (63)    -        -
Total Tax Provision (Benefit)                    $(3,828) $9,016   $8,058

A reconciliation of the income tax provision (benefit) to the statutory federal rate is as follows:

                                                  1995     1994     1993
Statutory federal income tax rate                (35.0%)  35.0%    35.0%
Depreciation and amortization
   not deductible for tax purposes
   resulting from purchase transactions            1.6      .8       .7
State income taxes, net of
   federal tax benefit                            (1.0)    3.8      4.3
Research and experimentation credits              (3.1)     -        -
Other, net                                        (2.6)     .7      2.1
     Total                                       (40.1%)  40.3%    42.1%

==========================================================================
Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax laws. The principal temporary differences relate to depreciation and amortization, LIFO, restructuring charges, capitalized interest, pension income and certain financial reserves not deductible for tax purposes until paid, such as postretirement benefits reserve, vacation and workers' compensation reserve. The net deferred tax liability is comprised of the following (in thousands):


As of December 31,                              1995           1994

Current deferred taxes
    Gross assets                             $  2,381       $  2,107
    Gross liabilities                          (2,191)        (3,791)
        Total current deferred taxes              190         (1,684)

Noncurrent deferred taxes
    Gross assets                                4,070          3,475
    Gross liabilities                         (18,238)       (19,687)
        Total noncurrent deferred taxes       (14,168)       (16,212)

Total deferred taxes                         $(13,978)      $(17,896)
=========================================================================
The Company did not record any valuation allowances at December 31, 1995 and 1994. The tax effect of significant temporary differences representing deferred tax assets and liabilities are as follows (in thousands):

As of December 31,                              1995           1994
    Depreciation and Amortization            $(17,288)      $(15,669)
    LIFO                                       (3,951)        (3,830)
    Restructuring Provision                     5,750            -
    Capitalized Interest                       (2,588)        (2,024)
    Pension                                      (768)        (1,007)
    Postretirement                                896            857
    Vacation                                    1,071          1,136
    Workers' Compensation                       1,270            968
    Other                                       1,630          1,673

       Net deferred tax liabilities          $(13,978)      $(17,896)


3  DEBT OBLIGATIONS

Total debt consists of (in thousands):

As of December 31,                                  1995           1994

8.15% Senior notes due 1998                       $18,600        $24,800
6.75% Senior notes due 2008                        35,000         35,000
7.09% Senior notes due 2010                        30,000           -
7.95% Industrial Revenue Bonds                        -            1,850
Various Industrial Revenue Bonds                      -              576
Bank Credit Agreement                                 -           18,500

    Total debt                                    $83,600        $80,726

Less Current Portion                               (6,200)        (6,633)
    Total long-term debt                          $77,400        $74,093
==========================================================================

The Company must comply with various financial covenants under its debt agreements. As a result of the restructuring expense incurred during the fourth quarter of 1995, the Company's fixed charge coverage ratio would have fallen below 200%, the minimum level of compliance under the credit agreements. The Company obtained a temporary modification of its credit agreements for 1995 and 1996 which excludes the restructuring charge from the calculation and modifies the minimum level of fixed charge coverage compliance.

Required principal repayments for outstanding borrowings for the next five years are $6,200,000 in 1996, $6,200,000 in 1997, $7,075,000 in 1998,
$3,500,000 in 1999 and $3,500,000 in 2000.

The Company may borrow up to $30,000,000 under the terms of a bank credit agreement which expires October 31, 1997. Borrowings under the agreement bear interest at either the London Interbank Offered Rate plus .5% or prime less .5%, at the option of the Company. The Company must pay a facility fee of .125% of the unused portion of the commitment.


(In thousands)                               1995        1994       1993

Maximum borrowings outstanding             $30,000     $18,500    $22,500
Average borrowings outstanding              21,252       7,377    $13,900
Weighted average interest rate                6.73%       6.02%      5.58%
Weighted average interest rate
   at December 31                              -          7.10%      5.50%
Unused credit at December 31               $30,000     $21,500    $25,000

==========================================================================

4  LEASE COMMITMENTS


Future minimum rental payments required under the terms of operating leases that have initial or remaining noncancelable lease terms in excess of one year from December 31, 1995, are as follows (in thousands):


            December 31,                                   Amount
            1996                                           $1,301
            1997                                              864
            1998                                              711
            1999                                              472
            2000                                              129
            =====================================================

Principal operating leases are for office space, warehouse facilities and equipment. Rent expense for all operating leases was $2,084,000, $1,872,000 and $2,009,000 in 1995, 1994 and 1993, respectively.
Rent is expensed ratably over the life of each lease, although the timing of rental payments may be scheduled differently.


5  EMPLOYEE BENEFIT PLANS

The Company and its subsidiaries have defined benefit pension plans covering substantially all employees. Benefits for the salaried retirement income plans are based on employee compensation during the five highest consecutive years in the final 10 years prior to retirement. All hourly and union employee benefits are based on a flat rate per year of service.

Total pension expense was $794,000, $794,000 and $278,000 in 1995, 1994 and
1993, respectively, including amortization of prior service costs over 25 years.

The funded status of the plans was as follows (in thousands):

As of December 31,                            1995                 1994
                               Plan Assets  Accumulated Plan Assets  Accumulated
                               In Excess Of Benefits in In Excess Of Benefits in
                               Accumulated  Excess of   Accumulated  Excess of
                                Benefits    Plan Assets  Benefits    Plan Assets
Actuarial present value of:
  Accumulated benefit obligation
  including vested benefits of
  $50,314 in 1995 and $46,173
  in 1994                            $29,886    $21,208   $27,417    $19,641
Additional obligation for projected
  compensation increases               3,992        --      3,432       --
       Projected benefit obligation   33,878     21,208    30,849     19,641
Plan assets at fair value             39,185     19,551    36,525     18,769
Amount (used) provided over
  amount funded                       (2,700)     1,680    (2,907)       811
Amount provided for future benefits   36,485     21,231    33,618     19,580
Amount provided for future benefits
  in excess of projected benefit
  obligation                         $ 2,607    $   (23)  $ 2,769    $    61

==============================================================================




Amount provided for future benefits in excess of projected benefit obligation consists of the following (in thousands):

As of December 31,                                1995            1994

Items not yet recognizable--
    Remaining net obligation from
       January 1, 1987               $   918    $   712   $ 1,492    $   908

    Net actuarial gain (loss) represented by actual
       results versus estimated, and effects of
       changes in assumptions             2,059        57    1,722        55
     Adjustment for minimum liability       --        917      --        512
      Prior service cost                   (370)   (1,709)    (445)   (1,414)
                                        $ 2,607   $   (23)  $ 2,769   $    61
==========================================================================


Pension expense consisted of the following (in thousands):


For the Years Ended December 31,       1995       1994      1993

Benefits earned during the year      $ 1,572    $ 1,682   $   941
Interest cost on projected
  benefit obligation                   4,109      3,744     3,673

Actual return on assets               (8,039)      (538)   (7,191)
Net amortization                       3,152     (4,094)    2,855
Net pension expense                  $   794    $   794   $   278

==========================================================================

Plan assets are invested in interest-bearing securities (bonds, fixed income and money market funds), and equity securities.

In determining the actuarial present value of the projected benefit obligation, the assumed discount rate was 7.50% and 8.25% in 1995 and 1994, respectively; the assumed rate of increase in future compensation levels was 5.5%, and the expected long-term rate of return on assets was 9.00%.

The Company makes contributions to a defined benefit multi-employer pension plan for certain union employees of Indopak, a wholly owned subsidiary. Amounts charged and contributed to the plan totaled $239,000, $172,000 and $186,000 in 1995, 1994 and 1993, respectively.

The Company has a long term savings plan available to substantially all non-union employees. The total expense to the Company for the plan was $686,000, $636,000 and $509,000 in 1995, 1994 and 1993, respectively. The
Company reserves the right to amend or terminate the plan, but cannot recover contributions already paid.

In 1994, the Company established an unfunded supplemental executive retirement plan for certain officers and key employees whose benefits are reduced because of compensation deferral elections or limitations under federal tax laws. The Company's plan expense was $136,000 and $140,000 in 1995 and 1994, respectively.

The Company has an incentive compensation plan which provides for payment of cash bonus awards to officers and key employees based upon achievement of specific financial goals. During 1995, no awards were made under the plan, however, $68,000 was earned by two officers under employment contracts. During 1994, $624,000 and $551,000 was earned by officers and key employees, respectively. The Company's total plan expense was $1,175,000 in 1994. No awards were made under the plan in 1993.


6  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Employees hired prior to January 1, 1992 who retire from the Company on or after attaining age 55 and have rendered service to the Company ranging from 10 to 15 years are entitled to postretirement life insurance and
health care coverage.   These benefits are subject to retirees'
contributions, deductibles, copayment provisions and other limitations. The Company may amend, change or terminate the plan. The Company has recorded retirement benefits liability relating to life insurance coverages provided. No liability has been recorded for the healthcare coverage, as retirees pay substantially all of the health care costs through premiums. Any shortfalls of premiums in relationship to actual costs are charged to expense with the intent of recovering these costs in future periods.

The following table reconciles the plan's funded status to the accrued postretirement life insurance cost liability as reflected on the consolidated balance sheets as of December 31, 1995 and 1994 (in thousands):

                                                  1995      1994
Accumulated Postretirement Benefit Obligation:
   Retirees                                     $(1,615) $ (1,620)
   Other fully eligible participants               (325)     (342)
   Other active participants                       (301)     (253)
Accrued postretirement liability                $(2,241) $ (2,215)


The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.50% and 8.25% in 1995 and 1994, respectively.

Postretirement expense consisted of the following (in thousands):

                                       1995       1994
Service cost                           $ 23       $ 26
Interest cost                           167        160
Total postretirement expense           $190       $186



7 STOCK OPTION PLANS

The Company has two stock option plans with 850,000 shares of the Company's common stock reserved for these plans. The first plan was adopted in 1987 and has 150,000 shares of the Company's common stock reserved. The second plan was adopted in 1995 and has 700,000 shares of the Company's common stock reserved.

In 1995, the Company dissolved the stock incentive plan which had 150,000 shares of the Company's common stock reserved. No grants were ever made under the stock incentive plan.

In 1994, the Company granted a non-qualified stock option for 20,000 shares of common stock to an officer. The option expires in 2004, and the option price was the market value of $13.75 per share at the date of grant. At December 31, 1995, 4,000 of these shares were exercisable. In 1995, the Company granted non-qualified stock options for two officers for 70,000 and 5,000 shares, respectively, of common stock. The options expire in 2005, and the option prices were the market values of $16.00 and $11.25 per share, respectively, at the dates of grant. None of these shares were exercisable at December 31, 1995.

Information regarding the Company's stock options is summarized below:


                                       1995      1994      1993
Shares available for granting
  at beginning of year               151,200    181,200   183,200
Dissolution of stock incentive       (150,000)     --        --
  plan
Adoption of the 1995 stock
  option plan                        700,000       --        --
Qualified shares granted              30,000     30,000     2,000
Non-qualified shares granted          75,000     20,000      --
Cumulative shares exercisable at
  year-end*                          111,900     95,400    91,900
Option price range per               $11.25 to  $12.67 to  $12.67 to
  share at December 31,               $20.75      $20.75    $20.75
Options exercised                      2,000        --      4,000
Price range of                                             $12.67 to
  options exercised                   $12.75       --       $14.50
Shares available
  for future granting                671,200    151,200   181,200

*Options for such shares expire from 1997 to 2005.

In 1994, the Company also had a long-term incentive plan (the Plan) which provided for the granting of performance bonuses, stock options and restricted shares to executives. The awards were payable in cash and/or shares of common stock at the end of the three-year measurement period, based upon the degree of attainment of the Company's targeted annual earnings per share growth over each of the three years in the measurement period. Once granted, options are exercisable for three years at the option price of $21.75. As executives exercise the options, a proportionate number of restricted shares are issued at no cost to the executive. The restrictions lapse three years following exercise of the options. In 1995, the Company did not reinstate the long-term incentive plan. Performance bonuses amounting to $244,000 were granted and charged to income in 1994. No awards were made in 1993. Stock options for 16,801 shares related to the 1994 plan performance were granted as of February 8, 1995. On February 28, 1995, 4,575 options were exercised and 2,288 shares of restricted stock were issued related to 1994 results.


8 RESTRUCTURING EXPENSE

During the fourth quarter of 1995, the Company developed a functional reorganization and facilities consolidation plan to significantly reduce the Company's cost structure and improve productivity. The restructuring program involves reductions in the number of employees, consolidation of the Company's corporate office, research and development center and certain other manufacturing facilities. The consolidated statement of income for 1995 includes $16,875,000 of pretax charges ($10,125,000 after tax or $0.92 per share) relating to this plan. As of December 31, 1995, $328,000 has been paid, $9,670,000 was reflected on the 1995 balance sheet as a write down of long term assets, $2,140,000 was reflected as a write down of current assets and $4,364,000 of this amount remained in accrued liabilities representing approximately $3,905,000 related to severance, $225,000 related to outplacement, and $234,000 related to exiting the corporate lease and legal expenses, all of which are expected to be completed by the first quarter of 1997. The net number of employees anticipated to be terminated is approximately 225, a reduction of approximately 12 percent, and includes employees from the salaried, hourly and union groups of the Company. Included in the salaried group are senior management, middle management and clerical employees.


9  EXTRAORDINARY LOSS

During the fourth quarter of 1995, the Company retired at a premium, $1,850,000 of industrial revenue bonds issued in 1989 in conjunction with the construction of the Company's Engineering Services facility. The redemption resulted in an extraordinary charge of $94,000, comprised of the call premium and unamortized issuance costs totaling $157,000, net of an income tax benefit of $63,000.


10  QUARTERLY INFORMATION (Unaudited)

The following presents selected quarterly data for the three most recent fiscal years (in thousands, except per share data):

                                                                  Net Income
                                                       Net Income   (Loss)
                               Net Sales Gross Profit    (Loss)   Per Share

1995
Fourth quarter                   $63,499    $ 8,265    $(12,814)*  $(1.16)
Third quarter                     76,151     12,914       1,047       .09
Second quarter                    84,059     17,681       3,952       .36
First quarter                     70,614     13,120       2,087       .19

1994
Fourth quarter                   $66,372    $11,783     $ 1,030      $.09
Third quarter                     79,724     18,174       4,492       .41
Second quarter                    80,421     20,350       5,665       .51
First quarter                     68,552     14,456       2,148       .19

1993
Fourth quarter                   $58,053    $10,684     $   696      $.06
Third quarter                     73,539     16,285       3,106       .28
Second quarter                    75,835     17,571       4,630       .42
First quarter                     68,238     14,814       2,653       .24
==========================================================================
*Note -- Reflects the restructuring effect of $10,125,000 after tax.

The following table sets forth the range of sales prices, as quoted by NASDAQ National Market System, and dividends paid for the indicated periods.


MARKET AND DIVIDEND DATA (Unaudited):

                        1995                            1994
                                    Dividend                       Dividend
Quarter        High    Low       per Share       High   Low     per Share

Fourth          13       10 1/2       $.12         20 3/4 15 3/4     $.115
Third           17       11 1/2       $.12         16 3/4 13 3/8     $.115
Second          19 3/4   15 3/4       $.12         16 1/4 12         $.115
First           19 1/2   16 3/4       $.12         16 1/2 13 3/4     $.115

At February 29, 1996, there were 449 stockholders of record. Since many stockholders hold their certificates in "street name", management estimates the number of individual stockholders is approximately 1,500.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
To the Stockholders and Board of Directors of Sealright Co., Inc., and
Subsidiaries:

We have audited the accompanying consolidated balance sheets of SEALRIGHT CO., INC. (a Delaware corporation), AND SUBSIDIARIES as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sealright Co., Inc., and Subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP


Kansas City, Missouri
February 2, 1996

Sealright Locations

Corporate Headquarters
7101 College Blvd.
Suite 1400
Overland Park, KS 66210

Engineering Services Facility
7805 N.W. 97th Terr.
Kansas City, MO  64153

Packaging Technology Facility
7707 N.W. 97th Terr.
Kansas City, MO  64153

DeSoto Facility
9201 Packaging Drive
DeSoto, KS 66018

Fulton Facility
100 State Street
Fulton, NY 13069

Los Angeles Facilities
6443 East Slauson Ave.
Los Angeles, CA 90040

4209 East Noakes Street
Los Angeles, CA 90023

San Leandro Facilities
2450 Alvarado Street
San Leandro, CA 94577

785 Montague Street
San Leandro, CA 94577

Raleigh Facility
831 Purser Drive
Raleigh, NC 27603

Charlotte Facility
1600 Westinghouse Blvd.
Charlotte, NC 28273

Akron Facility
1972 Akron-Peninsula Road
Akron, OH 44313

Sealright Packaging Company of Australia, PTY., Ltd.
Virginia, Queensland, Australia

BOARD OF DIRECTORS

Charles F. Marcy
President and Chief Executive Officer
Sealright Co., Inc.

G. Kenneth Baum
Chairman of the Board
George K. Baum Group, Inc.

D. Patrick Curran
Chairman of the Board and
President
Curran Companies

Frederick O. DeSieghardt
Retired Vice Chairman of the Board
Sealright Co., Inc.

Robert F. Hagans
Retired Chairman of the Board
Unitog Company

Marvin W. Ozley
Retired Chairman of the Board
Sealright Co., Inc.

Arthur R. Schulze
Retired Vice Chairman of the Board
General Mills, Inc.

Charles A. Sullivan
Chairman of the Board and
Chief Executive Officer
Interstate Bakeries Corporation

William D. Thomas
President
George K. Baum Group, Inc.

SEALRIGHT CO., INC.
EXECUTIVE LEADERSHIP TEAM

Charles F. Marcy
President and Chief Executive Officer

Richard F. Anderson
Sealright International

Lawrence D. Boyle
North American Sales

John T. Carper
Finance and Accounting

J. Patrick Muldoon
Marketing and Strategy

Shawn K. Nicholas
Customer Service

John T. Slattery
Information Systems

A. Lawrence Walton
Research and Development

Lou F. Williams
Human Resources

CORPORATE AND STOCKHOLDER INFORMATION

Annual Meeting
The annual meeting of stockholders will be held at 9:00 a.m. on Tuesday, May 14, 1996, in the Seattle Room at the Doubletree Hotel, 10100 College Boulevard, Overland Park, Kansas.

Common Stock
Sealright Co., Inc. common stock is traded in the over-the-counter market under the symbol SRCO.

Form 10-K
A copy of Sealright's Form 10-K report and proxy filed with the Securities and Exchange Commission may be obtained without charge by writing:

Investor Relations Officer
Sealright Co., Inc.
7101 College Boulevard, Suite 1400
Overland Park, Kansas 66210-1891

or you may call Sealright's Investor Relations Publications line at (913) 696-9100. Other investor relations calls may be directed to Mr. John T. Carper, Vice President - Finance, at (913) 344-9000.

Transfer Agent and Registrar
UMB Bank, N.A.
Securities Transfer Division
P. O. Box 410064
Kansas City, Missouri 64141-0064

Direct Deposit of Dividends
Electronic deposit of dividends, which offers safety and convenience, is available to Sealright shareholders who wish to have dividends deposited to checking, savings, or other accounts. Electing direct deposit will not affect the mailing of annual and quarterly reports or proxy material. If you would like to participate in this service, please contact the company's transfer agent, UMB Bank, N.A., at (816) 860-7786.