Form 10-K, Exhibit 13
period 1996-12-31
SEALRIGHT COMPANY INC
filed 1997-03-24
CIK 712964

Exhibit 13


  These 20 words inspired every action in 1996:

  The new Sealright and its people will grow and prosper through multifaceted, enduring relationships with leading consumer-products companies worldwide.

  These strategies are making Vision Sealright reality:

  Build strong partnerships with select dairy, food, and beverage companies worldwide;

  Leverage world-class customer service to achieve competitive advantage;

  Deliver consistent high quality at the lowest possible cost;

  Develop innovative new packaging solutions;

  Create a team-oriented, empowered culture focused on increasing shareholder value.

  Since December 14, 1995, we have focused on executing those five fundamental strategies consistently and uniformly as we move the new Sealright to a future of profitable growth.

  We progressed strongly, if not always smoothly, in 1996. The challenges were great, including a tough year for the frozen dessert industry and a very disappointing performance at our Los Angeles rigid-plastics plant. The transition to the new Sealright was difficult as we consolidated and reorganized: service suffered, inefficiencies were more costly than anticipated, and the overall impact of the transition caused us to fall short of our 1996 financial goals.

  Now the painful and costly transitions of 1996 are behind us. While great challenges remain, the new Sealright is well positioned for success in 1997.

  The foundation of that success is the essence of Vision
  Sealright: growth and prosperity through the power of customer partnerships. We are focusing on our customers' needs at all times and on meeting and exceeding their expectations. In that way the new Sealright, its employees, and its stockholders will grow and flourish worldwide with our customers as we help them succeed and profit.

  For that reason the foremost strategy of the new Sealright - indeed, our cornerstone - is our determination to build strong, multifaceted customer partnerships with select dairy, food, and beverage marketers worldwide. These relationships are founded on long-term agreements that will benefit both Sealright and its customers for years to come. Organizational changes throughout the company have improved Sealright's focus on customer partners and their needs.

  Key-account teams comprising sales, service, marketing, finance, and production people are assigned to the customers with the greatest potential for profitable growth. Seven key-account partnerships established during 1996 with customers like
  Nestle, Kraft, Dreyer's, and McDonald's are the models for many more in 1997 and beyond.

  The goal is a total packaging partnership with all major customers, anchored by long-term contracts for Sealright to provide the full range of value-added products and services. By the end of 1996 we had a substantial portion of our frozen dessert customers under long-term sole-source agreements, with additional agreements expected in 1997. These agreements protect market share, a significant consideration, but their role in positioning Sealright to grow with its customers is even more important.

  To capitalize on the position made possible by such relationships, during 1996 Sealright built its first truly integrated research-and-development and marketing-and-strategy organization. This team evaluated the company's markets and product lines relative to our vision and long-range goals.
  Based on this, we set priorities for markets and product groups.

  Our top marketing priority is to build on Sealright's position of strength as North America's leading supplier of frozen dessert packaging. Revenues from frozen dessert packaging dipped in 1996 as the ice cream industry weathered a disappointing year. However, Sealright's share of market remained solid as the company won every major contract for which it competed.

  A second key priority is the dispensed-sauce packaging market. Sealright's customers for dispensed-sauce packaging are the condiment suppliers to McDonald's. By mid-1997 the Sealright Quikspread system will be dispensing Big Mac special sauce and other condiments in every McDonald's restaurant in America, doubling the business we had in 1995. The Quikspread system debuted in McDonald's stores in such emerging markets as South Africa and China during 1996, and we expect further international growth with McDonald's suppliers in the years to come.

  We also are aggressively positioning Sealright for leadership and profitable growth in beverage labeling markets, including milk and other drinks produced in dairy plants. Among ice cream processors, Sealright packaging has been recognized for decades as brand-building packaging. Now Sealright labeling for milk and other refrigerated drinks is on the threshold of similar recognition throughout the dairy industry as processors endeavor to increase their share of the beverage business through better marketing. With high-impact graphics (far superior to paper labels) completely around the milk bottle, Sealright labeling can bring the marketing momentum of the "milk mustache" advertising campaign right to the point of purchase. West Lynn Creamery, a large Eastern marketer of milk and other refrigerated beverages, is a customer partner using Sealright's high-impact labels to grow its single-serve business. During 1997
  Sealright labeling will appear on gallon and half-gallon milk bottles marketed by other customer partners.
  A vital factor in the success of our customer-partnership strategy will be a culture of customer service unequaled in our industry. That's what we mean by our second strategy, "world-class customer service." Providing world-class customer service consistently will earn Sealright significant competitive advantage.

  As we consolidated operations last year, we faced many customer-service challenges, especially during the busy spring and summer months. We created a new customer-service organization in 1996, and we expect great improvements in 1997 as the unified organization builds on its experience. We also will use new teams to integrate sales and operations planning, maintaining a sense of urgency and delivering better service.

  The new centralized, standardized information system we began to create in 1996 is crucial to customer service. The new information system will be on line in mid-1997, with more and more features coming throughout the year.

  The new information system also will make significant contributions to our third strategy: "deliver consistent high quality at the lowest possible cost." Your company was successful in this area during 1996, as we reduced selling, general, and administrative costs dramatically and made major changes to reduce operating costs and improve margins. Overall, including the impact of inefficiencies, the restructuring was more costly than planned, but we are confident that future returns will reward the company and its shareholders.

  One of the new Sealright's key attributes is the new Supply Chain organization, with centralized purchasing, quality, and manufacturing operations to capitalize on our scale and capabilities. Very talented new leadership combined with sacrifice and dedication by all Sealright employees to successfully complete the consolidation of all paperboard-packaging operations into Los Angeles and Fulton, New York, during 1996. We also completed the consolidation of engineering, research, and corporate headquarters into the DeSoto, Kansas, building during 1996.

  Later in 1996 we began to consolidate all operations related to flexible packaging, announcing that we would move production from Raleigh and Charlotte by early 1997. Also, in March of 1997 we sold the unprofitable Los Angeles-based rigid-plastics business, which no longer fit Sealright's strategic product portfolio. The company accounted for substantially all the costs of these decisions in 1996, including pre-tax restructuring expenses of $4.8 million and pre-tax charges of $8.1 million for the discontinued rigid-plastics operation.

  This completes our planned facilities consolidation.
  Sealright operated nine production facilities when we began the process. Now we operate only five, which takes significant costs out of the company with very little reduction in capacity. This will make us much more efficient in the years to come. Also, the consolidation will improve the company's balance sheet, as we are selling four facilities and reducing our asset base.

  With additional cost-reduction initiatives contributing in 1997, including new programs to reduce operating waste and increase purchasing efficiencies, your company expects to reap the benefits of its facilities consolidation and the "lowest possible cost" strategy through higher margins this year and continuing margin improvements in the years ahead.

  Accelerating the pace of innovation, the new Sealright's fourth strategy, was a prime reason we integrated the research-and-development and marketing-and-strategy functions during 1996. This combined organization increased Sealright's focus on understanding the needs of our customers, allowing us to wisely allocate resources for maximum advantage.

  Sealright R&D focuses on developing new packaging solutions that meet or exceed customer needs through combinations of paperboard, plastic, and flexible materials and machinery systems. The fruits of innovation include such new products as a faster Convocan packaging system, special Styrotech label-application equipment for refrigerated-drink processors, and more efficient roll-fed labels for beverages.

  Other innovations, including new package sizes and dramatic developments in high-gloss, scuff-resistant packaging, already are contributing to our success with such brands as Starbucks and Healthy Choice. New products also play a role in our aggressive goals for profitable growth in beverage labeling markets, including milk and other drinks produced in dairy plants.

  Other developmental projects, including several in partnership with key customers like Dreyer's, Kraft, and ConAgra, are designed to yield new products and open new markets in the near future. All these innovations are contributing to your company's ability to deliver value-added products and to build long-term customer partnerships.

  Finally, in 1996 we developed a new Human Resources organization to cultivate teamwork, our fifth strategy, among Sealright's talented people across the nation. Better internal communication and a very sophisticated program for setting and measuring individual goals are strengthening the relationship between the efforts of Sealright team members and the company's goals and performance. In other words, in 1997 we are aligning the goals of every employee and every department with the goals of the entire company. We also have introduced new compensation and incentive systems; these reward employees, mostly in Sealright stock rather than cash, for performance that increases the company's value to shareholders.

  These initiatives are helping Sealright team members focus on actions that serve customers and strengthen our strategic partnerships. This will lead to profitable growth and greater shareholder value. That, of course, is what Vision Sealright is all about, and why I believe that Sealright will reward the confidence of its stockholders.




  Charles F. Marcy
  President and Chief Executive Officer




FINANCIAL INFORMATION
(In thousands, except per share data)
(Restated for Discontinued Operation)

FIVE-YEAR SUMMARY
For the Years
0 Ended December 31,         1996      1995      1994     1993      1992

INCOME STATEMENT DATA
Net sales                  $257,236  $280,667  $280,652 $262,383  $250,851
Cost of Sales               213,502   227,399   215,967  202,865   185,895
Gross Profit                 43,734    53,268    64,685   59,518    64,956
SG&A Expense                 33,766    38,035    37,523   34,750    32,344
Other Expense                   990     1,452     1,671    1,830     1,650
Restructuring Expense         4,777    16,875      -        -        1,586
Operating Income(Loss) from
 Continuing Operations        4,201    (3,094)   25,491   22,938    29,376
Interest Expense              5,466     5,017     3,218    3,648     2,844
Income(Loss)from
 Continuing Operations
 before cumulative effect
 of accounting changes,
 income taxes and
 extraordinary loss          (1,265)   (8,111)   22,273   19,290    26,532

Income taxes                   (457)   (3,276)    8,985    8,120    10,597

Income (Loss) from
 Continuing Operations
 before cumulative effect
 of accounting changes and
 extraordinary loss            (808)   (4,835)   13,288   11,170    15,935

Discontinued Operation,
 net of tax:
 Operating Income (Loss)     (2,140)     (799)       47      (85)      208
 Estimated Loss on
  Disposal                   (2,856)       -        -         -        -
Income (Loss) From
 Discontinued Operation      (4,996)     (799)       47      (85)      208
Cumulative effect of
  accounting changes,
  net of tax                    -         -         -        -      (2,416)
Extraordinary Loss,
  net of tax                    -         (94)      -        -         -

Net Income (Loss)          $ (5,804)  $(5,728)  $13,335 $ 11,085  $ 13,727



Years Ended December 31,       1996    1995       1994     1993      1992

COMMON SHARE DATA
Earnings(Loss)Per Share from:
 Continuing Operations       $ (0.07) $(0.44) $   1.20  $   1.00   $  1.44
 Discontinued Operation        (0.45)  (0.07)      *         *        0.02
 Cumulative effect of
   accounting changes            -       -         -         -       (0.22)
Extraordinary Loss               -     (0.01)      -         -         -
Earnings(Loss) per share     $ (0.52) $(0.52) $   1.20   $  1.00   $  1.24
Dividends per share              .36  $  .48   $   .46   $   .445  $   .41
Average shares outstanding    11,072  11,083    11,075    11,075    11,090
Common shares outstanding
  at year-end                 11,072  11,072    11,063    11,063    11,059
Book Value per share           $8.31   $9.20    $10.20     $9.46     $8.90
Ending market price
  per share                  $10 1/2 $11 1/8   $18 1/4   $15 1/4   $   22

*Less than $0.01 per share

BALANCE SHEET DATA
(Restated for Discontinued Operation)
(In thousands, except ratios)

                             1996      1995      1994     1993      1992

Net Working Capital        $ 35,783  $ 37,992  $ 37,429 $ 42,170  $ 34,822
Net Property, Plant
 & Equipment                136,253   135,854   146,828  118,197   105,784
Total Assets                223,285   227,841   239,654  212,455   188,942
Total Debt                   88,000    83,600    80,726   68,895    56,648
Stockholders' Equity         91,969   102,016   112,892  104,647    98,429
Current Ratio                  2.15      2.26      2.06     2.58      2.36
Total Debt to
 Capital Ratio                 48.8      45.0      41.7     39.8      36.6

OTHER DATA
(In thousands, except number of employees)

Depreciation and
  Amortization Expense       16,078    19,320    17,148   15,343    13,044
Capital Expenditures         15,623    15,937    44,280   26,288    16,521
Dividends Paid                3,985     5,313     5,090    4,922     4,534
Average Number of
  Employees                   1,603    1,909      1,959    1,937     1,746

RESULTS OF
(Restated for Discontinued Operation)
(Percentage of net sales)


 Years Ended December 31,        1996     1995     1994     1993       1992

   Net sales                    100.0%  100.0%    100.0%   100.0%    100.0%
   Cost of sales                 83.0    81.0      77.0     77.3      74.1
 Gross Margin                    17.0    19.0      23.0     22.7      25.9
   Selling, general and
     administrative
     expenses                    13.1    13.6      13.4     13.2      12.9
   Other Expense                  0.4     0.5       0.6      0.7       0.7
   Restructuring Expense          1.9     6.0        -        -        0.6
   Operating Income(Loss)         1.6    (1.1)      9.0      8.8      11.7
   Interest Expense               2.1     1.8       1.1      1.4       1.1
   Income(Loss) from
    Continuing Operations
    before cumulative
    effect of accounting
    changes, income taxes
    and extraordinary loss       (0.5)   (2.9)      7.9      7.4      10.6
   Income taxes                  (0.2)   (1.2)      3.2      3.1       4.2
   Income(Loss) from:
    Continuing Operations        (0.3)   (1.7)     4.7      4.3        6.4
    Discontinued Operation       (0.8)   (0.3)       *        *        0.1
    Estimated Loss on
    Disposal of Discontinued
    Operation                    (1.2)     -         -        -         -
    Cumulative effect of
     accounting changes             -      -         -        -       (1.0)
    Extraordinary Loss              -      *         -        -         -

    Net Income (Loss)            (2.3)%  (2.0)%    4.8%    4.2%        5.5%


*Less than 0.1%

MANAGEMENT'S DISCUSSION AND ANALYSIS


1996 compared to 1995


The Company recorded net sales from continuing operations of $257.2 million for 1996, a decrease of $23.4 million, or 8.3%, from 1995. The loss of revenue is primarily attributable to decreased consumer demand for the Company's customers' products. This was due to less-than favorable weather conditions in the summer of 1996 and increased raw material costs, which resulted in higher retail prices. Reduced demand coupled with continuing competitive pricing pressure contributed to reduced revenue in the Company's frozen dessert packaging business. In addition, the Company experienced reduced sales with smaller, non-strategic flexible packaging customers.

Gross profit from continuing operations for 1996 was $43.7 million, a decline of $9.5 million, or 17.9%, from 1995. The Company's gross margin declined 2.0 percentage points from 19.0% to 17.0% during the year. The decline is primarily attributed to lower sales volume, which resulted in less fixed overhead absorption, reduced revenue per unit in response to competitive pricing pressures, and to a lesser extent move-related inefficiencies stemming from the DeSoto facility consolidation, and operational issues at the San Leandro facility. Production inefficiencies at the Fulton facility resulting from the DeSoto consolidation and operational issues at the San Leandro facility were isolated to the first and second quarters of 1996.

The plastics manufacturing operation experienced a 19.4% decline in revenue and a 168% increase in operating loss during 1996. The revenue decline was attributed to lost business and continued pricing pressures in the rigid plastics packaging market. The Company encountered service issues while converting customers to new state-of-the-art thermoforming equipment, resulting in lost business. Inefficiencies and waste resulting from the implementation of new thermoforming equipment coupled with the significant loss of sales resulted in the increase in operating loss. During the fourth quarter, the Company decided to exit its plastics container business. This operation was sold on March 3, 1997, for $9.0 million cash. Management believes that the ultimate loss on the sale of the operation is not materially different than that previously provided. The Company has reflected the results of operations of the plastic container business as a discontinued operation in the accompanying consolidated financial statements and prior year amounts have been restated.

Selling, general and administrative expense decreased 11.2% during 1996 as a result of reduced headcount from the Company-wide facility consolidation and reorganization plan announced in 1995, the elimination of the Corporate office expense, and tight cost controls throughout the year. Management expects a further reduction of 6% in SG&A expenses in 1997 as it experiences the full year impact of cost reduction measures.

The Company incurred restructuring-related expenses of $4.8 million during the year relating primarily to moving equipment and personnel and severance in conjunction with the facility consolidation plan. The restructuring plan is expected to be completed during the first quarter of 1997. The Company does not expect to incur material restructuring-related expenses in 1997.

Interest expense increased 8.9% during the year reflecting higher levels of debt throughout 1996. The Company was not able to reduce debt during the year due to weak cash flow as a result of operating issues previously discussed. The Company paid a penalty of $47,000 to its senior lenders during the fourth quarter of 1996 as a result of not achieving the required minimum level of fixed charge coverage as stipulated in the Company's loan agreements. This amount was reflected as interest expense.

Due to the taxable loss for 1996, an income tax benefit has been provided at a 36.1% effective tax rate. The Company recorded a tax benefit of 40.4% during 1995.


1995 Compared to 1994

The Company recorded net sales of $280.7 million for 1995. For the year, unit volume declined by approximately 4% offset by increases in prices as a result of higher raw material costs.

Gross profit from continuing operations for 1995 was $53.3 million, reflecting an $11.4 million, or 17.7%, decline from 1994. The considerable erosion of gross margin, which declined 4.0 percentage points from 23.0% to 19.0%, resulted primarily from reduced volume and to a lesser extent, competitive pricing and increased raw material costs. Unit volume was off from 1994 levels due to customers' reducing inventory purchased prior to announced price increases earlier in the year and several lost customers. As a result, lower volume contributed to reduced levels of fixed overhead coverage. Pricing pressure remained intense in the rigid paperboard market as competitors continued to pursue Sealright's dominant market share. The Company experienced a margin squeeze early in the year as raw material costs increased faster than the Company's ability to pass on increases.

During 1995, the Company's plastics manufacturing operation suffered a 5.3% decline in revenue and recorded a pre-tax operating loss of $1.3 million. Revenue declined due to continued pricing pressure in the cultured dairy packaging market. The operation suffered a loss due to inefficiencies associated with converting production to new thermoforming equipment and pricing.

Selling, general, and administrative expenses increased 1.4% from 1994, or $0.5 million. The Company experienced increases in bad debt, workers' compensation, and postretirement expenses which contributed to the increase. Additionally, restructuring-related charges negatively impacted the Company. The Company did not pay any management performance-related bonuses during 1995 which partially offset the increases previously mentioned.

In December, 1995, the Company recorded a $16.9 million charge to cover costs associated with a Company-wide facility consolidation and reorganization. The program called for closing four Company-owned facilities, reducing the Company's workforce by 12%, and realigning management along functional lines as opposed to geographic profit centers.

Interest expense for 1995 was $5.0 million, or 55.9% higher than 1994.
The large increase in interest expense resulted from a 45.1% reduction, or $0.9 million, in capitalized interest over 1994. The Company capitalized considerably more interest in 1994 associated with the construction of its DeSoto, Kansas manufacturing facility. The company's level of indebtedness increased 3.6% since 1994, and the interest rate on the Company's debt portfolio remained flat.

Due to the taxable loss for 1995, an income tax benefit was provided at a 40.4% effective tax rate. The Company recorded a tax provision based on a 40.3% effective tax rate during 1994.


LIQUIDITY AND CAPITAL RESOURCES

The Company's primary source of liquidity is internally generated funds. Cash provided by operating activities during 1996 was $13.1 million, a decrease of $15.3 million from 1995. Cash from operations decreased primarily as a result of lower revenue and profit. The Company sustained negative cash flow from its plastic manufacturing operation as a result of start-up and conversion-related expenses resulting from new thermoforming machinery. Additionally, the Company expended approximately $7.3 million of cash in conjunction the Company-wide consolidation and restructuring during 1996.

Including both continuing and discontinued operations, the Company invested $19.4 million in capital expenditures during 1996, down $1.9 million from 1995. Major capital expenditures during the year included a new Company-wide management information system, equipment leased to customers, various production-related equipment, and other cost savings initiatives. The Company expects capital expenditures for 1997 to approximate the 1996 level of spending.

At December 31, 1996, the Company had $88.0 million of outstanding debt, an increase of $4.4 million over 1995. The portfolio is comprised of fixed and floating rate obligations with a weighted-average interest rate of 7.0% at December 31, 1996. During the year, the Company made scheduled principal repayments of $6.2 million on its 1991 senior notes. At December 31, 1996, the Company had $10.0 million outstanding on its $30.0 million bank line of credit.

The Company expects that its operating cash flow will be sufficient to fund capital expenditures and working capital requirements in 1997. The Company expects to repay a portion of its bank borrowings during 1997 as a result of selling the plastics operation and other idle facilities, reducing restructuring-related expenditures, and a reduced fixed-cost structure as a result of the restructuring.

During the fourth quarter of 1995, the Company was granted a modification to its senior loan agreements that reduced the required level of fixed charge coverage compliance. For the third and fourth quarter of 1996, the Company was not in compliance with the required level of fixed charge coverage and was granted a waiver. The Company paid a penalty to its lenders during the fourth quarter as a result of non-compliance and was granted a modification through January 1, 1998. Management expects that the Company's operating results will be sufficient to meet the modified covenants.

The Company suspended its regular dividend during the fourth quarter of 1996. The Company intends to resume regular dividend payments in the future once operating performance warrants the resumption.

With the exception of historical information, certain matters discussed are forward-looking statements that involve estimates, risks, and uncertainties including, but not limited to, economic conditions, fluctuating raw material prices, competitive conditions and pricing, and other risks as discussed more fully in filings with the Securities and Exchange Commission.

CONSOLIDATED BALANCE SHEETS (Dollar amounts in thousands)


As of December 31,                                1996          1995

ASSETS

CURRENT ASSETS
Cash and equivalents                            $    264      $  6,017
Accounts receivable, less allowance
  for doubtful accounts of $453
  in 1996 and $408 in 1995                        23,173        22,591
Inventories                                       36,635        36,995
Income tax receivable (Note 2)                     4,800           -
Deferred income taxes (Note 2)                       -             190
Prepaid expenses                                   1,121         1,739
Other current assets                                 922           710
     Total current assets                         66,915        68,242
Property, Plant and Equipment
Land                                               7,984         7,984
Buildings and improvements                        48,060        45,022
Machinery and equipment                          172,755       162,537
Furniture and fixtures                            12,971        12,673
     Property, plant and equipment, gross        241,770       228,216
Less--accumulated depreciation                   105,517        92,362
     Property, plant and equipment, net          136,253       135,854
OTHER ASSETS
Goodwill, net                                      5,701         6,121
Other intangibles, net                             5,645         6,595
Prepaid pension (Note 5)                           2,682         2,700
Other                                                 76           -
     Total other assets                           14,104        15,416

Net assets of discontinued operation (Note 10)     6,013         8,329

     Total assets                               $223,285      $227,841


===========================================================================
The accompanying notes are an integral part of these statements.

LIABILITIES AND STOCKHOLDERS' EQUITY (Dollar amounts in thousands)


As of December 31,                                 1996          1995

CURRENT LIABILITIES
Current portion of long-term debt (Note 3)      $  6,200      $  6,200
Accounts payable                                  12,862        12,874
Accrued vacation                                   2,543         3,253
Accrued workers' compensation reserve              2,646         2,675
Restructuring liability(Note 8)                    1,555         3,259
Other accrued liabilities                          5,326         1,989
     Total current liabilities                    31,132        30,250

Restructuring liability (Note 8)                     300         1,105

Long-term debt (Note 3)                           81,800        77,400

Postretirement benefit liability (Note 6)          2,240         2,241

Pension liability (Note 5)                         1,973         1,634

Deferred income taxes (Note 2)                    13,871        13,195

Commitments and contingencies (Note 4)               -             -

    Total liabilities                           $131,316      $125,825

STOCKHOLDERS' EQUITY (Notes 1, 5 and 7)
Common stock, par value $.10
   Shares authorized: 20,000,000;
   Shares issued and outstanding:
     11,071,991 at December 31, 1996
     and 1995, respectively                        1,107         1,107
Additional paid-in capital                        14,911        14,911
Retained earnings                                 76,209        85,998
Minimum pension liability adjustment                (258)          -
Total stockholders' equity                      $ 91,969      $102,016
Total liabilities and stockholders' equity      $223,285      $227,841

========================================================================
The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS (Dollar amounts in thousands, except per share data)


For the Years Ended December 31,          1996       1995       1994

Net Sales                               $257,236   $280,667   $280,652
Cost of Goods Sold                       213,502    227,399    215,967
    Gross Profit                          43,734     53,268     64,685

Selling, General and
  Administrative Expenses                 33,766     38,035     37,523
Other Expense                                990      1,452      1,671
Restructuring Expense (Note 8)             4,777     16,875       -
Operating Income (Loss) from
 Continuing Operations                     4,201     (3,094)    25,491
Interest Expense (Note 3)                  5,466      5,017      3,218
Income(Loss) from Continuing
 Operations Before Income Taxes           (1,265)   (8,111)     22,273
Income Taxes (Note 2)                       (457)   (3,276)      8,985
Income(Loss) from Continuing
 Operations                                 (808)   (4,835)     13,288

Discontinued Operation, net of tax
 Income(Loss)from operations(Note 10)     (2,140)     (799)         47
 Estimated Loss on Disposal               (2,856)      -           -
Income(Loss) from Discontinued
 Operation                                (4,996)     (799)         47
Income (loss) before
 Extraordinary Item                       (5,804)   (5,634)     13,335
Extraordinary Loss, Net
 of tax (Note 9)                             -         (94)        -
Net Income(Loss)                         $(5,804) $ (5,728)   $ 13,335

========================================================================


Net Income (Loss) Per Share from:
     Continuing Operations               $ (0.07)  $  (0.44)  $   1.20
     Discontinued Operation                (0.45)     (0.07)        *
     Extraordinary Item                       -       (0.01)        -
Net Income(Loss) Per Share               $ (0.52)  $  (0.52)  $   1.20

*Less than $0.01 per share
=======================================================================
The accompanying notes are an integral part of these statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (In thousands, except share data)


                                          Additional           Minimum
                           No. of Common  Paid-In    Retained  Pension
                           Shares Stock   Capital    Earnings  Liability Total


BALANCE, December 31, 1993 11,063 $1,106   $14,747  $88,794  $  --     $104,647
  Net income                 --     --        --     13,335     --       13,335
  Dividends paid ($0.46
    per share)               --     --        --     (5,090)    --       (5,090)
  Minimum pension liability  --     --        --       --       --         --

BALANCE, December 31, 1994 11,063 $1,106   $14,747  $97,039  $  --     $112,892

  Net loss                   --     --        --     (5,728)    --       (5,728)
  Exercise of stock options
    (Note 7)                    9      1       164     --       --          165
  Dividends paid ($0.48
     per share)              --     --        --     (5,313)    --       (5,313)
  Minimum pension liability  --     --        --       --       --         --

BALANCE, December 31, 1995 11,072 $1,10    $14,911  $85,998  $  --     $102,016
  Net loss                   --     --        --     (5,804)    --       (5,804)
  Dividends paid ($0.36
    per share)               --     --        --     (3,985)    --       (3,985)
  Minimum pension liability  --     --        --       --       (258)      (258)

BALANCE, December 31, 1996 11,072 $1,107   $14,911  $76,209   $ (258)  $ 91,969

===============================================================================
The accompanying notes are an integral part of these statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollar amounts in thousands)


For the Years Ended December 31,                  1996     1995     1994

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (loss)                                $(5,804) $(5,728) $13,335
  Adjustments to reconcile net income (loss) to
     net cash provided by operating activities:
       (Income)loss from discontinued
         operation                                 2,140      799      (47)
       Estimated loss of disposal of
         discontinued operation                    2,856      -         -
       Depreciation & amortization                16,078   19,320    17,148
       Deferred income taxes                       1,270   (4,574)    1,245
       LIFO provision (benefit)                     (885)   1,111      (243)
       (Gain) loss from disposal of equipment        (20)     183       (12)
       Restructuring expense                       4,777   16,875        -
       Extraordinary loss                            -         94        -
    Changes in assets and liabilities:
       Accounts receivable, net                     (582)   2,690    (6,887)
       Inventories                                 1,245    4,098    (6,486)
       Accounts payable                              (12)  (3,055)    3,684
       Restructuring liability                    (7,286)    (328)       -
       Other                                      (1,822)  (1,751)    4,109
       Total adjustments                          17,759   35,462    12,511
  Net cash provided by continuing operations      11,955   29,734    25,846
  Net cash provided by (used in)
   discontinued operation                          1,127   (1,347)     (132)

NET CASH PROVIDED BY OPERATING ACTIVITIES        $13,082  $28,387   $25,714

CASH FLOWS FROM INVESTING ACTIVITIES
   Capital expenditures                          (15,623) (15,937)  (44,280)
    Capital expenditures of
     discontinued operation                       (3,807)  (5,374)      (98)
   Proceeds from disposal of equipment               180      158       237
   Short-term investments                            -        -      10,500

NET CASH USED IN INVESTING ACTIVITIES           $(19,250)$(21,153) $(33,641)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollar amounts in thousands)

For the Years Ended December 31,                  1996     1995     1994

CASH FLOWS FROM FINANCING ACTIVITIES:
    Net borrowing (repayment) under bank
      credit agreement                           10,000  (18,500)  18,500
    Long-term financing                             600   30,000     -
    Principal repayments                         (6,200)  (8,626)  (6,715)
    Dividends paid                               (3,985)  (5,313)  (5,090)
    Proceeds from exercise of stock
      options                                        -       165      -

NET CASH PROVIDED BY (USED IN) FINANCING
    ACTIVITIES                                      415   (2,274)   6,695
Net increase (decrease) in cash
  and equivalents                               $(5,753)  $4,960  $(1,232)

CASH AND EQUIVALENTS, Beginning of Year         $ 6,017  $ 1,057  $ 2,289
CASH AND EQUIVALENTS, End of Year               $   264  $ 6,017  $ 1,057
==========================================================================



Supplemental cash flow information (in thousands):

Cash paid during the year for--                    1996     1995     1994
Interest (net of amount capitalized)             $ 5,456  $ 4,902  $ 3,303
Income Taxes                                         720    1,806    7,013


The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Description of Business--Sealright Co., Inc. (the Company) serves the food industry by providing container components and production systems for packaging food, primarily in round paperboard containers. In addition to sales in the dairy industry, the Company manufactures packaging films, supplies flexible packaging, labeling and label-application equipment.
The Company also operates a subsidiary in Australia which supplies packaging to the dairy and beverage industry in that country.

b. Principles of Consolidation--The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

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


(In thousands)                                1996      1995
Inventories carried on LIFO basis
     Raw materials                          $11,337   $12,398
     Work in process                          4,719     8,497
     Finished goods                          15,005    11,523
        Total FIFO basis                    $31,061    32,418
     FIFO basis in excess of LIFO basis        (581)   (1,466)
                  Total LIFO basis           30,480    30,952
Inventories carried on average cost
     or FIFO basis                            6,155     6,043

             Total                          $36,635   $36,995

During 1996, the Company liquidated certain LIFO inventories that were carried at lower costs prevailing in prior years. The effect of this liquidation was not significant.

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

The Company manufactures and leases equipment to its customers under operating leases which may be canceled by either the Company or customer. This equipment has been recorded at cost, and classified as machinery and equipment.

At December 31, 1996, the Company held its Kansas City, Missouri,
Charlotte, North Carolina, and Kansas City, Kansas facilities for sale. The Kansas City, Kansas property is currently leased to a third party. The carrying value of these facilities at December 31, 1996 and 1995 was approximately $4,485,000 and $4,592,000, respectively.


e. Interest Capitalization -- Interest capitalized on construction of buildings, machinery and equipment was $729,000, $1,121,000 and $2,041,000 in 1996, 1995 and 1994, respectively. Building and equipment under construction at December 31, 1996, 1995 and 1994 was $8,872,000,
$7,092,000 and $30,069,000, respectively.

f. Goodwill -- The excess of purchase price over fair value of net assets acquired was recorded in connection with the acquisition of Indopak in 1986, Jaite Packaging, Inc. in 1990, and Venture Packaging, Inc. in 1992, and is being amortized ratably over 20, 30 and 20 years, respectively. Accumulated amortization was $3,628,000 and $3,208,000, as of December 31, 1996 and 1995, respectively. The related amortization expense charged to operations during the years ended December 31, 1996, 1995 and 1994 was $420,000, $420,000 and $455,000, respectively.

g. Other Intangible Assets -- At December 31, 1996, other intangible assets consisted primarily of covenants not to compete, pension assets, customer lists and work forces associated with the Company's acquisitions. These assets are being amortized over the respective remaining lives of the assets, ranging from three to 20 years. Accumulated amortization on these assets totaled $6,071,000 and $5,673,000 at December 31, 1996 and
1995, respectively.   The related amortization expense charged to
operations during the years ended December 31, 1996, 1995 and 1994 was $594,000, $1,179,000 and $1,148,000, respectively.

The Company assesses the recoverability of intangible assets by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of intangible assets will be impacted if estimated future operating cash flows are not achieved.

h. Research and Development--Research and development costs from continuing operations are charged to expense as incurred and amounted to $5,735,000, $6,032,000 and $5,644,000, in 1996, 1995 and 1994,
respectively.

i. Earnings Per Share--Earnings per share has been calculated based on the weighted average number of common and common stock equivalent shares outstanding, which were 11,072,000, 11,083,000 and 11,075,000 in 1996,
1995 and 1994, respectively.

j. Revenue Recognition--Revenue from the sale of packaging and packaging equipment is recognized at the time ownership of the product is transferred to the customer. Revenue from operating leases of packaging equipment is recognized monthly in accordance with the terms of the respective leases.

Revenues pertaining to operating leases are included in net sales and amounted to $4,519,000, $4,489,000 and $4,670,000 for the years ended
December 31, 1996, 1995 and 1994, respectively.

k. Foreign Operations -- Assets and liabilities related to foreign operations are translated at the exchange rate as of the balance sheet date. All revenue and expense accounts are translated at a weighted-average of exchange rates in effect during the year. The translation adjustments were immaterial in 1996 and 1995.

l. New Accounting Pronouncements -- The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" in 1996. The adoption of this standard did not have a material impact on the Company's financial statements. The Company also adopted SFAS No. 123, "Accounting for Stock Based Compensation" in 1996. The Company has elected to continue to apply the provisions of APB No. 25 and provide proforma net income and earnings per share disclosures for stock option grants made during 1995 and 1996 using the fair-value-based method defined in SFAS No. 123.

m. The carrying value of the Company's fixed rate debt portfolio approximates fair value. The estimates of fair values are based on estimated borrowing costs available to the Company for debt with similar terms and remaining maturities.

n. Discontinued Operation -- During the fourth quarter of 1996, the Company decided to exit its plastics container business. The operations of the plastics container business have been presented as a discontinued operation and the 1995 and 1994 financial statements have been restated to present the assets, liabilities and operations of the plastics container business as a discontinued operation. The sale of this business was consummated on March 3, 1997.

o. Use of Estimates -- Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

2  INCOME TAXES


Total income taxes are allocated as follows (Dollar amounts in thousands):

For the years ended December 31,                  1996     1995    1994
 Continuing operations                          $  (457) $(3,276) $8,985
 Discontinued operation                          (3,062)    (490)     32
 Extraordinary loss                                   0      (63)      0
Total tax provision (benefit)                   $(3,519) $(3,829) $9,017
Taxes from continuing operations were as follows:
Current
    Federal                                     $(1,971) $ 1,021  $6,553
    State and local                                 244      277   1,187
      Total current tax provision (benefit)      (1,727)   1,298   7,740

Deferred
    Federal                                       1,084   (4,142)  1,025
    State and local                                 186     (432)    220
      Total deferred tax provision (benefit)      1,270   (4,574)  1,245

Total tax provision (benefit)                   $  (457) $(3,276) $8,985


A reconciliation of the income tax provision (benefit) from continuing operations to the statutory federal rate is as follows:


For the years ended December 31,
                                                 1996     1995    1994
Statutory federal tax rate                      (35.0%)  (35.0%)  35.0%
Non-deductible expenses                          15.8      1.6     0.8
State income and franchise taxes                  9.2     (1.0)    3.8
Credits and FSC benefit                         (16.5)    (3.1)
Valuation allowance                              19.8       -      -
Taxes over accrued in prior years               (32.4)      -      -
Other                                             3.0     (2.9)    0.7
     Total                                      (36.1%)  (40.4%)  40.3%
===========================================================================

During 1996, the Company evaluated its income tax liability and determined the prior years balance was over accrued. Accordingly, the Company reduced its tax liability and reduced income tax expense by $409,000 in 1996.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1996 and 1995 are as follows:


As of December 31,                             1996           1995

Deferred tax assets:
   Net operating loss carryforwards         $   1,309      $     829
   Accrued postretirement cost                    896            896
   Accrued vacation                               473          1,071
   Accrued workers' compensation reserve        1,040          1,270
   Other                                          706            801
   Total gross deferred tax assets              4,424          4,867
   Less valuation allowance                      (250)             0
      Net deferred tax assets                   4,174          4,867

Deferred tax liabilities:
   Property, plant and equipment             (13,861)        (13,153)
   Inventories                                (4,006)         (3,951)
   Prepaid pension, net                         (582)           (768)
      Total gross deferred tax liabilities  $(18,449)       $(17,872)
      Net deferred tax liability            $(14,275)       $(13,005)

==========================================================================
The Company has recorded a valuation allowance for deferred tax assets as of December 31, 1996 of $250,000. No valuation allowance was provided at January 1, 1996 and 1995. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax asset is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of existing valuation allowances, at December 31, 1996.

At December 31, 1996, the Company had net operating loss carryforwards for state income tax purposes of $18,701,000 which were available to offset future state taxable income, if any, through 2006. In addition, the Company had alternative minimum tax credit carryforwards of approximately $1,025,000 which were available to reduce federal regular income taxes, if any, over an indefinite period.

The Company's current assets reflect income taxes receivable of $4,800,000 as of December 31, 1996. This amount was based on estimated refunds of taxes paid in prior years due to the carryback of the taxable net operating loss for 1996.


3  DEBT OBLIGATIONS

Total debt consists of (Dollar amounts in thousands):

As of December 31,                                 1996           1995
8.15% Senior notes due 1998                       $12,400        $18,600
6.75% Senior notes due 2008                        35,000         35,000
7.09% Senior notes due 2010                        30,000         30,000
Bank Credit Agreement                              10,000            -
Other                                                 600            -
    Total debt                                    $88,000        $83,600

Less current portion                               (6,200)        (6,200)
    Total long-term debt                         $ 81,800        $77,400
===========================================================================

The Company must comply with various financial covenants under its debt agreements. In conjunction with the 1995 restructuring, the Company obtained a temporary modification of its credit agreement for 1995 and 1996. The Company did not meet the fixed charge coverage requirements of the temporary modification as of September 30, 1996 and December 31, 1996. The Company obtained a waiver for the fixed charge coverage ratio for the third and fourth quarter of 1996. The Company paid a fee of $47,000 in conjunction with the fourth quarter waiver, which was reflected as interest expense during the fourth quarter. The Company obtained a modification of its credit agreements for 1997 which modifies the minimum level of fixed charge coverage compliance.

Required principal repayments for the next five years are $6,200,000 in 1997, $7,075,000 in 1998 and $3,500,000 in 1999, 2000, and 2001.

The Company may borrow up to $30,000,000 under the terms of a bank credit agreement which expires October 31, 1998. At December 31, 1996, $20,000,000 was available under the bank credit agreement. The unused portion of the bank credit agreement may be used by the Company at any time. Borrowings under the agreement bear interest (6.59% at December 31, 1996) at either the London Interbank Offered Rate plus .5% or prime less
 .5%, at the option of the Company. The Company must pay a facility fee of .125% of the unused portion of the commitment.


The Company's senior loan agreements prohibit the Company from paying cumulative dividends in excess of 50% of the Company's cumulative net income or 100% net loss, as adjusted, from date of the agreements. At December 31, 1996, the Company's most restrictive cumulative dividend deficit was approximately $4,800,000. The Company is also prohibited from paying a dividend by the modification to its credit agreements. The Company discontinued its regular dividend in the fourth quarter of 1996.

4  COMMITMENTS AND CONTINGENCIES

Future minimum rental payments required under the terms of operating leases that have initial or remaining noncancelable lease terms in excess of one year from December 31, 1996, are as follows (in thousands):

            December 31,                                   Amount
            1997                                          $ 1,530
            1998                                            1,391
            1999                                              896
            2000                                              385
            2001                                               86

Principal operating leases are for equipment, warehouse facilities and office space. Rent expense related to continuing operations for all operating leases was $2,628,000, $2,084,000 and $1,872,000 in 1996, 1995
and 1994, respectively. Rent is expensed ratably over the life of each lease, although the timing of rental payments may be scheduled differently. It is expected that in the ordinary course of business that leases will be renewed or replaced as they expire.

At December 31, 1996, the Company had stand-by letters of credit outstanding totaling USD$3,402,000 and AUD$150,000 securing a workers' compensation policy, a municipal obligation, and performance obligations associated with a grant from the State of Queensland, Australia.

The Company is a party to various legal and environmental matters incidental to its business. In the opinion of management, these matters will not have a material impact on the Company's consolidated financial statements. Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

5  EMPLOYEE BENEFIT PLANS

The Company and its subsidiaries have five defined benefit pension plans covering substantially all employees. Benefits for the salaried retirement income plans are based on employee compensation during the five highest consecutive years in the final 10 years prior to retirement. All hourly and union employee benefits are based on a flat rate per year of service.

Total pension expense was $774,000, $794,000 and $794,000 in 1996, 1995 and 1994, respectively, including amortization of prior service costs over 25 years. In 1996 and 1995, the Company recognized a curtailment in three pension plans in conjunction with the Company-wide restructuring. A curtailment expense of $6,000 and $374,000 was recorded as part of restructuring expense in 1996 and 1995, respectively.

The funded status of the plans was as follows (Dollar amounts in thousands):

As of December 31,                           1996                 1995

                                Plan Assets             Plan Assets
                                In Excess   Accumulated In Excess   Accumulated
                                    of      Benefits in     of      Benefits in
                                Accumulated Excess of   Accumulated Excess of
                                Benefits    Plan Assets Benefits    Plan Assets

Actuarial present value of
 benefit obligations:
Vested benefits                    $ 29,702  $ 20,963    $ 29,445    $ 20,869
Non-vested benefits                     347       158         441         339
Accumulated benefit obligation       30,049    21,121      29,886      21,208
Projected compensation increases      3,020      -          3,992        -
Projected benefit obligation         33,069    21,121      33,878      21,208
Estimated fair value of plan asset   40,713    19,411      39,185      19,551
Plan assets in excess (less than)
  the projected benefit obligation    7,644    (1,710)      5,307      (1,657)

Unrecognized transition asset          (344)     (515)      (918)        (712)
Unrecognized prior service cost         288     1,078        370        1,709
Unrecognized gains                   (4,906)     (323)    (2,059)         (57)
Adjustment for minimum liability       -         (503)       -           (917)
Net pension asset (liability)      $  2,682  $ (1,973)   $ 2,700     $ (1,634)


===============================================================================

Pension expense consisted of the following (in thousands):


For the Years Ended December 31,        1996      1995       1994

Benefits earned during the year       $ 1,745   $ 1,572    $ 1,682
Interest cost on projected
  benefit obligation                    4,104     4,109      3,744
                                        5,849     5,681      5,426
Less:
Actual return on assets                (5,336)   (8,039)      (538)
Net amortization                          261     3,152     (4,094)
Net pension expense                   $   774   $   794    $   794

Plan assets are invested in interest-bearing securities (bonds, fixed income and money market funds), and domestic and international equity securities.

In determining the actuarial present value of the projected benefit obligation, the assumed discount rate was 7.75% in 1996 and 7.50% in 1995, respectively. The assumed rate of increase in future compensation levels was 5.5%, and the expected long-term rate of return on assets was 9.25% and 9.00% in 1996 and 1995, respectively.

The Company makes contributions to a defined benefit multi-employer pension plan for certain union employees of Indopak, a wholly owned subsidiary. Amounts charged and contributed to the plan totaled $350,000, $239,000, and $172,000 in 1996, 1995 and 1994, respectively.

The Company has a long-term savings plan available to substantially all non-union employees. The total expense to the Company for the plan was $697,000, $686,000 and $636,000 in 1996, 1995 and 1994, respectively.
Effective March 1, 1996, the Company's contribution was changed from a cash match to a match in the form of Sealright Co., Inc. common stock.

In 1994, the Company established an unfunded supplemental executive retirement plan for certain officers and key employees whose benefits are reduced because of compensation deferral elections or limitations under federal tax laws. The Company's plan expense was $84,000, $136,000 and $140,000 in 1996, 1995 and 1994, respectively.

The Company has an incentive compensation plan which provides for payment of cash bonus awards to officers and key employees based upon achievement of specific financial goals. During 1996 and 1995, no awards were made under the plan. The Company's total plan expense was $1,175,000 in 1994.


6  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Employees hired prior to January 1, 1992 who retire from the Company on or after attaining age 55 and have rendered service to the Company ranging from 10 to 15 years are entitled to postretirement life insurance and
health care coverage.   These benefits are subject to retirees'
contributions, deductibles, copayment provisions and other limitations. The Company may amend, change or terminate the plan. The Company has recorded a post-retirement benefit liability relating to life insurance coverages provided. No liability has been recorded for the healthcare coverage, as retirees pay substantially all of the health care costs through premiums. Any shortfall of premiums in relationship to actual costs are charged to expense with the intent of recovering these costs in future periods.

The following table reconciles the plan's funded status to the accrued postretirement life insurance cost liability as reflected on the consolidated balance sheets as of December 31, 1996 and 1995 (in thousands):
                                                   1996    1995
Accumulated postretirement benefit obligation:
   Retirees                                    $(1,555) $(1,600)
   Other fully eligible participants              (286)    (322)
   Other active participants                      (247)    (298)
   Unrecognized net gain                          (152)     (21)
Accrued postretirement liability               $(2,240) $(2,241)


The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.75% and 7.50% in 1996 and 1995, respectively.

Postretirement expense consisted of the following (in thousands):

                                        1996      1995     1994

Service cost                           $  25      $ 23     $ 26
Interest cost                            162       167      160
Total postretirement expense           $ 187      $190     $186



7 STOCK OPTION PLANS

The Company has two stock option plans with 850,000 shares of the Company's common stock reserved for these plans. The first plan was adopted in 1987 and has 150,000 shares of common stock reserved. Options issued under the 1987 plan are non-qualified. The second plan was adopted in 1995 and has 700,000 shares of common stock reserved. Both incentive and non-qualified options may be issued under the 1995 plan. Under both plans, the exercise price of each option equals the market price of the Company's stock on the date of grant. The maximum term of each option is ten years. Options vest at varying rates depending on the circumstances under which the grants are made. From time to time, the Company issues options outside of either plan.

Information regarding the Company's stock options is summarized below:

                                  Weighted           Weighted         Weighted
                                  Average            Average          Average
                                  Exercise           Exercise         Exercise
                           1996    Price     1995     Price     1994   Price

Options outstanding at
 beginning of year       249,500   $14.56  146,500   $13.50    96,500   $14.20

Granted                   57,000   $11.78  105,000   $15.77    50,000   $15.10
Exercised                   -         -     (2,000)  $12.75      -         -
Forfeited                (13,500)  $16.00     -         -        -         -
Expired                     -      $   -      -         -        -         -

Options outstanding at
 end of year             293,000   $14.69  249,500   $14.56   146,500   $13.50

Options exercisable at
 end of year             130,000            96,500             72,000

Weighted average fair value
 of options granted during
 the year               $156,750          $213,150           $335,000





December 31, 1996         Options Outstanding         Options Exercisable

                              Weighted     Weighted              Weighted
                              Average      Average               Average
Range of Exercise             Remaining    Exercise              Exercise
 Prices              Number   Life (years)  Price      Number     Price

$10.88-$15.00        162,500      5.76      $13.08     79,500     $14.06
$15.25-$20.75        130,500      7.60      $16.70     50,500     $17.82
Total                293,000      6.58      $14.69    130,000     $15.52



The Company applied APB Opinion No. 25 in accounting for stock option grants and, accordingly, no compensation cost has been recognized. Had the Company recognized a compensation expense in accordance with SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                1996      1995

Net Income(Loss)          As Reported         $(5,804)  $(5,728)
                          Pro Forma            (5,902)   (5,861)

Earnings(Loss) Per Share  As Reported           (0.52)    (0.52)
                          Pro Forma             (0.53)    (0.53)





In accordance with SFAS No. 123, the compensation cost of options granted during the year is reflected over the vesting period of the options, generally five years. The Company did not apply the provisions of SFAS No. 123 prior to 1995. As such, the pro forma net income and loss reflects only the cost of options granted in 1996 and 1995.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used.


Year of Grant                    1996       1995

Expected Dividend Yield           1.0%      2.9%
Expected Volatility              27.6%     28.3%
Risk Free Interest Rate           6.4%      5.4%
Expected Remaining Life          6.6 years  5.6 years
Option Value                     $2.75     $2.03

In addition to the fixed options listed above, there are two outstanding options awarded under the Long-Term Incentive Plan (LTIP) in 1994. The LTIP was discontinued in 1994. The options are exercisable into 4,000 shares of common stock at a strike price of $21.75. As the options are exercised, a proportionate number of restricted shares are issued. The restrictions prohibiting the sale or transfer lapse three years following issuance. The options expire on February 28, 1998. Performance bonuses associated with the LTIP award of $244,000 were expensed to income in 1994.


8 RESTRUCTURING EXPENSE

In the fourth quarter of 1995, the Company announced a functional reorganization and facilities consolidation plan to significantly reduce the Company's cost structure and improve productivity. The consolidated statement of operations for 1995 includes $16,875,000 of pretax charges ($10,125,000 after tax or $0.92 per share) relating to this plan. As of December 31, 1995, $328,000 had been paid, $9,670,000 was reflected on the 1995 consolidated balance sheet as a write down of long-term assets, $2,140,000 was reflected as a write down of current assets and $4,364,000 of this amount remained in accrued liabilities representing approximately $3,905,000 related to severance, $225,000 related to outplacement, and $234,000 related to exiting the corporate office lease and legal expenses.

During 1996, the Company consolidated the paperboard manufacturing operations conducted at its DeSoto, Kansas facility, and moved the corporate office, machine manufacturing operations, and research and development to the DeSoto facility. The costs associated with moving manufacturing equipment and personnel were $4,092,000 during 1996. In the fourth quarter of 1996, the Company reflected an additional restructuring charge of $685,000 relating to severance expense associated with consolidating the Company's Charlotte, North Carolina flexible packaging facility and curtailing operations at the Raleigh, North Carolina machine manufacturing facility. At December 31, 1996, $1,855,000 remained on the consolidated balance sheet as accrued restructuring liability. Of this amount, $1,737,000 is related to severance, $86,000 is related to outplacement, and $32,000 is related to legal expenses.

The net number of employees affected as a result of the restructuring during 1996 was 180, or a reduction of 10 percent. Approximately 100 employees will be affected as a result of the Charlotte and Raleigh consolidations. Affected employees are from the salaried, hourly and union groups of the Company and include senior management, middle management, clerical and production employees.


9  EXTRAORDINARY LOSS

During the fourth quarter of 1995, the Company retired, at a premium, $1,850,000 of industrial revenue bonds issued in 1989 in conjunction with the construction of the Company's Engineering Services facility. The redemption resulted in an extraordinary charge of $94,000, comprised of the call premium and unamortized issuance costs totaling $157,000, net of an income tax benefit of $63,000.


10   DISCONTINUED OPERATION AND SUBSEQUENT EVENT

During the fourth quarter of 1996, the Company decided to exit its plastics container business which manufactured rigid plastic thermoformed and injection molded containers for the cultured dairy industry. The operations of the plastics container business have been presented as a discontinued operation. The estimated loss on disposal of $2,856,000 includes income taxes of $1,750,000 as well as $1,000,000 for operating losses during the phase-out period.

The sale of this business was consummated on March 3, 1997 for cash of $8,960,000. Management believes that the ultimate loss on the sale of the operation is not materially different than that previously provided for. The Company retained the land and building which it will lease to the buyer with an option to buy.

The operating results of the discontinued operation are summarized below:

                                   1996    1995       1994

Revenues                         $11,007  $13,656    $14,418
Income(loss) from operations      (3,452)  (1,289)        79
Income taxes                       1,312      490        (32)
Net income(loss)                 $(2,140) $  (799)   $    47


Net assets of the discontinued operation are summarized below:

                                  1996     1995

Inventories                      $2,705   $2,853
Machinery and molds, net          6,005    6,449
Deferred income tax liability    (1,497)    (973)
Estimated loss on disposal       (1,200)     -
Net assets                       $6,013   $8,329


11  QUARTERLY INFORMATION (Unaudited)

The following presents selected quarterly data for the three most recent fiscal years (in thousands, except per share data). Sales and gross profit have been restated to reflect the discontinued operation.


                                                            Net Income
                                                Net Income    (Loss)
                      Net Sales   Gross Profit     (Loss)   Per Share

1996
Fourth quarter          $56,648      $ 5,978    $ (7,262)      $(0.65)
Third quarter            65,564       13,693       1,724         0.15
Second quarter           71,471       14,347       1,625         0.15
First quarter            63,553        9,716      (1,891)       (0.17)

1995
Fourth quarter          $60,085      $ 8,449    $(12,814)      $(1.16)
Third quarter            72,949       13,524       1,047         0.09
Second quarter           80,524       18,004       3,952         0.36
First quarter            67,109       13,291       2,087         0.19

1994
Fourth quarter          $62,851      $11,886    $  1,030        $0.09
Third quarter            76,027       18,103       4,492         0.41
Second quarter           76,620       20,297       5,665         0.51
First quarter            65,154       14,399       2,148         0.19



The following table sets forth the range of sales prices, as quoted by NASDAQ National Market System, and dividends paid for the indicated periods.


MARKET AND DIVIDEND DATA (Unaudited):

                          1996                              1995
                                  Dividend                         Dividend
Quarter        High        Low    per Share       High     Low     per Share

Fourth         12 1/2    9 3/4         -          13     10 1/2       $.12
Third          12 1/2   11 1/16      $.12         17     11 1/2       $.12
Second         14 3/4   10 7/8       $.12         19 3/4 15 3/4       $.12
First          12 1/2    9 7/8       $.12         19 1/2 16 3/4       $.12

At December 31, 1996, there were 419 stockholders of record. Since many stockholders hold their certificates in street name, in addition to many employees owning stock by virtue of their participation in the Company's Long-Term Savings Plan, management estimates the number of individual stockholders is approximately 2,900.

INDEPENDENT AUDITORS' REPORT
To the Stockholders and Board of Directors of Sealright Co., Inc., and
Subsidiaries:

We have audited the accompanying consolidated balance sheet of SEALRIGHT CO., INC. (a Delaware corporation), AND SUBSIDIARIES as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 1995 and for the years ended December 31, 1995 and 1994, were audited by other auditors whose report dated February 2, 1996, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1996 financial statements referred to above present fairly, in all material respects, the financial position of Sealright Co., Inc., and Subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.



KPMG PEAT MARWICK LLP


Kansas City, Missouri
February 9, 1997, except for
the second paragraph of Note 10
which is as of March 3, 1997

Sealright Locations

DeSoto Facility
9201 Packaging Drive
DeSoto, KS 66018

Fulton Facility
100 State Street
Fulton, NY 13069

Los Angeles Facility
4209 East Noakes Street
Los Angeles, CA 90023

San Leandro Facility
2450 Alvarado Street
San Leandro, CA 94577

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

Charles F. Marcy
President and Chief Executive Officer
Sealright Co., Inc.

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

William D. Thomas
President
George K. Baum Group, Inc.

SEALRIGHT CO., INC.
EXECUTIVE LEADERSHIP TEAM

Charles F. Marcy
President and Chief Executive Officer

Richard F. Anderson
Sealright International

John T. Carper
Finance and Accounting

Mark E. Dowey
Dairy Sales

J. Patrick Muldoon
Marketing and Strategy
Research and Development

Shawn K. Nicholas
Customer Service

Steven D. Saucier
Supply Chain

John T. Slattery
Information Systems

T. Carl Walker, II
Human Resources

A. Lawrence Walton
Food and Beverage Sales

CORPORATE AND STOCKHOLDER INFORMATION

Annual Meeting
The annual meeting of stockholders will be held at 9:00 a.m. on Friday, May 23, 1997, in the Dallas Room at the Doubletree Hotel, 10100 College Boulevard, Overland Park, Kansas.

Common Stock
Sealright Co., Inc. common stock is traded in the over-the-counter market under the symbol SRCO.

Form 10-K
A copy of Sealright's Form 10-K report and proxy filed with the Securities and Exchange Commission may be obtained without charge by writing:

Investor Relations Officer --
Sealright Co., Inc.
9201 Packaging Drive
DeSoto, Kansas 66018,

or you may call Sealright's Investor Relations Publications line at (913) 583-8244. Other investor relations calls may be directed to Mr. John T. Carper, Senior Vice President - Finance, at (913) 583-8730.

Transfer Agent and Registrar
UMB Bank, n.a.
Securities Transfer Division
P. O. Box 410064
Kansas City, Missouri 64141-0064

General Counsel
Bryan Cave LLP
Overland Park, Kansas

Independent Public Accountants
KPMG Peat Marwick LLP
Kansas City, Missouri